Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

KMG CHEMICALS, INC.,

CABOT MICROELECTRONICS CORPORATION,

and

COBALT MERGER SUB CORPORATION

Dated as of August 14, 2018

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 14, 2018, is by and among KMG Chemicals, Inc., a Texas corporation (the “Company”), Cabot Microelectronics Corporation, a Delaware corporation (“Parent”), and Cobalt Merger Sub Corporation, a Texas corporation and wholly owned subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, the Parties wish to effect a business combination through the Merger of Merger Sub with and into the Company, with the Company being the surviving corporation, on terms and subject to the conditions set forth in this Agreement and in accordance with the Texas Business Organizations Code (the “TBOC”);

WHEREAS, in connection with the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and Dissenting Shares) will be automatically converted into the right to receive the Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the TBOC;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its shareholders, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions contained herein and (iv) resolved to recommend that the shareholders of the Company approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (the “Company Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the issuance of shares of Parent Common Stock in connection with the Merger, (ii) determined that the terms of this Agreement and the transactions contemplated by this Agreement are in the best interests of Parent and its stockholders and (iii) approved the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger and the issuance of shares of Parent Common Stock in connection with the Merger, on the terms and subject to the conditions contained herein;

WHEREAS, the board of directors of Merger Sub has approved this Agreement and determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and its sole shareholder;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger; and

WHEREAS, as an inducement to and condition of Parent’s willingness to enter into this Agreement, certain shareholders of the Company are concurrently entering into voting agreements pursuant to which, among other things, such persons agree to vote all of their shares of Company Common Stock in favor of adoption and approval of this Agreement, the Merger and any other matters required to be approved or adopted in order to effect the Merger and the other transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, and in accordance with the TBOC, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger and continuing in accordance with the TBOC (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that following the Merger, the Surviving Corporation will be a wholly owned direct subsidiary of Parent. The Merger shall have the effects provided in this Agreement and as specified in the TBOC.

Section 1.2 Closing. Unless another date or place is agreed to in writing by the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York at 10:00 a.m., New York City time, on the later of (i) the third (3rd) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VI to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), and (ii) the earlier of (A) a date during the Marketing Period to be specified by Parent on no fewer than three (3) Business Days’ notice to the Company, and (B) the third (3rd) Business Day following the final day of the Marketing Period (subject, in the case of each of subclauses (A) and (B) of this clause (ii), to the satisfaction or waiver of all the conditions set forth in Article VI as of the date determined pursuant to this Section 1.2 (other than any such conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Texas (the “Texas Secretary”) as provided under the TBOC and make any other filings, recordings or publications required to be made by the Company, Merger Sub or Parent under the applicable provisions of the TBOC in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Texas Secretary or on such other date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the TBOC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the TBOC.

Section 1.5 Organizational Documents of the Surviving Corporation. At the Effective Time, subject to Section 5.10, the certificate of formation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of formation of the Surviving Corporation, except that the name of the Surviving Corporation shall be KMG Chemicals, Inc., until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, subject to Section 5.10, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 1.6 Officers and Directors of the Surviving Corporation. Except as otherwise directed by Parent prior to the Effective Time, subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Except as otherwise directed by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or the holder of any shares of Company Common Stock or common stock of Merger Sub:

(i) Conversion of Company Common Stock. At the Effective Time, subject to Section 2.1(c) and Section 2.1(d), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled

Shares, any Converted Shares, any Dissenting Shares and any shares of Company Common Stock underlying a Company Equity Award) shall be automatically converted into the right to receive the following consideration on a per share basis, without interest: (i) $55.65 in cash ( the “Cash Consideration”) and (ii) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). From and after the Effective Time, all such shares of Company Common Stock (including all uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”)) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration (including the right to receive, pursuant to Section 2.1(d), the Fractional Share Cash Amount and dividends pursuant to Section 2.2(e), if any) upon the surrender of such shares of Company Common Stock in accordance with Section 2.2.

(ii) Cancellation of Company Common Stock; Certain Subsidiary Owned Shares. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or Merger Sub (collectively, the “Cancelled Shares”) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by any direct or indirect wholly owned Subsidiary of the Company or Parent (other than Merger Sub) (collectively, the “Converted Shares”) shall be converted into such number of shares of Parent Common Stock equal to the sum of (A) such number of shares of Parent Common Stock equal to the quotient of the Cash Consideration divided by the Parent Trading Price and (B) the Stock Consideration.

(iii) Treatment of Merger Sub Common Stock. At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Shares of Dissenting Shareholders. Anything in this Agreement to the contrary notwithstanding, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder of record who has complied with the applicable provisions of Chapter 10, Subchapter H of the TBOC prior to the Effective Time (“Dissenting Shareholder Statute” and any such shares meeting the requirement of this sentence, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but instead at the Effective Time shall be converted into the right to receive payment of such amounts as are payable in accordance with the Dissenting Shareholder Statute (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the payment of such amounts as are payable in accordance with the Dissenting Shareholder Statute); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair market value of such Dissenting Shares under the Dissenting Shareholder Statute, then the right of such holder to any such payments shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration. The Company shall give prompt written notice to Parent of any written demands, notices or instruments received by the Company pursuant to the Dissenting Shareholder Statute and or relating to the Dissenting Shareholder Statute or any alleged dissenter’s or similar rights, and any withdrawals of such demands, and Parent shall have the opportunity, at Parent’s expense, to participate in and direct all negotiations and proceedings with respect to such demands, provided, that Parent shall consult with the Company with respect to such negotiations and proceedings. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, or any record date for any such purposes shall be established, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 2.1(a)(i), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. In lieu of fractional shares, each holder of shares of Company Common Stock who would otherwise have been entitled to receive as a result of the Merger a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount, rounded down to the nearest cent, determined by multiplying (i) the Parent Trading Price, rounded to the nearest one-hundredth of a cent by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration.

Section 2.2 Exchange of Certificates.

(a) Appointment of Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company, which shall be reasonably acceptable to the Company, to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration in the Merger and shall enter into an agreement reasonably acceptable to the Company relating to the Exchange Agent’s responsibilities under this Agreement.

(b) Deposit of Merger Consideration. Immediately prior to the Closing, Parent shall deposit or cause to be deposited with the Exchange Agent cash sufficient to pay the aggregate Cash Consideration (together with, to the extent then determinable, the Fractional Share Cash Amount) payable in the Merger at such time as is necessary for the payment to holders of Company Common Stock and shall deposit, or shall cause to be deposited, with the Exchange Agent evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration payable in the Merger (such cash and certificates, together with any dividends or distributions with respect thereto, the “Exchange Fund”); provided that the Exchange Fund shall not include any amounts or shares payable on account of any Converted Shares, any Dissenting Shares. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided, however, that (i) any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion (based on the most recent financial statements of such bank that are then publicly available), (ii) no such investment shall have maturities that would prevent or delay payments to be made pursuant to this Agreement and (iii) no such investment or loss thereon shall affect the amounts payable to holders of Certificates or any Book-Entry Shares pursuant to this Article II. Any loss of any of the funds included in the Exchange Fund shall be for the account of Parent and shall not alter Parent’s obligation to cause to be paid the Merger Consideration. Any interest or other income resulting from such investments shall be paid to Parent, upon demand. In the event that the Exchange Fund shall be insufficient to pay the aggregate amount of all Cash Consideration and Fractional Share Cash Amounts (including as a result of any investment of the Exchange Fund), Parent shall promptly deposit additional funds with the Exchange Agent in an amount that is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Cash Consideration and Fractional Share Cash Amounts in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. Except as otherwise agreed by the Company, any amount payable in respect of Company Equity Awards shall not be deposited with the Exchange Agent but shall instead be paid through the payroll of the Company and its Affiliates in accordance with Section 2.3.

(c) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(i) into the right to receive the Merger Consideration (i) a letter of transmittal

(which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and shall be in such form and have such other provisions as Parent shall reasonably designate) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration and the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates (or affidavits of loss in lieu thereof (and posting of a bond, if required) in accordance with Section 2.2(i)) or Book-Entry Shares to the Exchange Agent together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e), and the Certificates or Book-Entry Shares so surrendered shall be cancelled. Any dividends or distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e) shall become payable in accordance with Section 2.2(e). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock shall be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Exchange Agent and Parent that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share (other than Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

(e) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(i) until such holder shall surrender such share in accordance with this Section 2.2. After the surrender in accordance with this Section 2.2 of a share of Company Common Stock to be converted into Parent Common Stock pursuant to Section 2.1(a)(i), Parent shall cause the holder thereof to be paid, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and a payment date prior to such surrender with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock. After the Effective Time, Parent shall cause the Company to pay on the applicable payment date the amount of dividends or other distributions on shares of Company Common Stock that were declared in compliance with this Agreement (including Section 5.1 and Section 5.19) and have a record date prior to the Effective Time and a payment date after the Effective Time to be made to the holders of Company Common Stock on such record date.

(f) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article II in respect of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (subject to the Dissenting Shareholder Statute). From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares (other than Dissenting Shares) shall cease to have any rights as shareholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(d) (together with the Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for one year after the Effective Time shall be delivered to Parent, upon Parent’s demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h) No Liability. None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official if required by any applicable abandoned property, escheat or similar Law. Any other provision of this Agreement notwithstanding, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such reasonable amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(g), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.3 Company Equity Awards.

(a) Immediately prior to the Effective Time, each Company RSU Award and Company Performance Stock Award that is outstanding as of immediately prior to the Effective Time shall vest (with any performance metrics applicable to Company Performance Stock Awards to be deemed satisfied based on the level of achievement specified in the applicable award agreement) and be cancelled and converted automatically into the right to receive, as soon as reasonably practicable after the Effective Time (but no later than ten (10) Business Days thereafter), the Merger Consideration in respect of each share of Company Common Stock underlying each such Company RSU Award and Company Performance Stock Award, as applicable. Any amounts withheld pursuant to Section 2.5 as a result of any applicable Tax withholding due in respect of the payment described in the immediately preceding sentence shall be applied to first reduce the portion of the Merger Consideration that is payable in cash and then, only if and to the extent that such withholding amount exceeds such cash portion, to reduce the portion of the Merger Consideration that is payable in shares of Parent Common Stock (with the Stock Consideration valued for this purpose based on the closing price of Parent Common Stock on the Nasdaq on the last trading day immediately preceding the Closing Date). Each holder of a Company Equity Award converted into the right to receive the Merger Consideration that would have otherwise been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares to be delivered in respect of all Company Equity Awards held by such holder) shall receive, in lieu thereof and upon surrender thereof, a cash payment (rounded to the nearest cent and without interest) in an amount equal to such fractional share of Parent Common Stock (rounded to the nearest thousandth in decimal form) multiplied by the Parent Trading Price.

(b) Immediately prior to the Effective Time, each Company RSU Award that was granted on or following the date hereof (solely to the extent permitted pursuant to Section 5.1(l)(C)) and is outstanding as of immediately prior to the Effective Time shall be assumed and converted into a restricted stock unit award covering shares of Parent Common Stock (an “Adjusted RSU Award”) with the same terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time (including vesting terms) and relating to the number of shares of Parent Common Stock equal to (A) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time, multiplied by (y) the Equity Award Exchange Ratio, with any fractional shares rounded to the nearest whole Parent Common Share.

(c) Prior to the Effective Time, the Company Board of Directors and/or the appropriate committee thereof shall adopt resolutions and shall take all such other actions as are necessary to effectuate the treatment of the Company RSU Awards and Company Performance Stock Awards (collectively, the “Company Equity Awards”) as contemplated by this Section 2.3.

Section 2.4 Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Corporation and their respective officers and directors or managers shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

Section 2.5 Withholding Rights. Each of the Company, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts as may be required to be deducted or withheld with respect to the making of such payment under any applicable Tax Law. Each such payor shall timely remit to the appropriate Governmental Entity the amount of Taxes withheld. Any amounts so deducted or withheld, and, if required, paid over to the applicable Governmental Entity, shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company SEC Documents filed since July 31, 2017 and prior to the date of this Agreement (excluding any disclosures set forth in any “risk factor” or “forward-looking statements” sections or that are similarly predictive or forward-looking in nature) where the relevance of the information to a particular representation is reasonably apparent on its face, or (ii) the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (provided that disclosure in any section of such Company Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that the relevance of such disclosure to another section or representation is reasonably apparent on its face), the Company represents and warrants to Parent as follows:

Section 3.1 Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Texas. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly qualified or licensed, have such approvals and be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, Section 3.1(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Subsidiaries of the Company and any joint ventures, partnerships or similar arrangements in which the Company or its Subsidiaries has a limited liability, partnership or other equity interest (and the amount and percentage of any such interest). Other than the Company’s Subsidiaries listed on Section 3.1(a) of the Company Disclosure Schedule, there is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of the Company.

(b) The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s articles of incorporation (the “Company Articles”) and bylaws (the “Company Bylaws”) (collectively, the “Company Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of the Company (collectively, the “Company Subsidiary Organizational Documents”), in each case, as amended and in effect through the date hereof. The Company Organizational Documents and the Company Subsidiary Organizational Documents are in full force and effect and neither the Company nor any Subsidiary of the Company is in violation of any of their provisions, except, in the case of a Subsidiary of the Company, as would not, individually or in the aggregate be expected to constitute or result in a Company Material Adverse Effect. The Company has made available to Parent prior to the date of this Agreement true and complete copies of the minute books of the Company; provided that minutes related to deliberations concerning a transaction between the Company and potential acquirors may be redacted.

Section 3.2 Capital Stock and Indebtedness.

(a) The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of August 13, 2018, (i) 15,509,733 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) no shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued or outstanding, (iv) 1,500,000 shares of Company Common Stock were reserved for issuance under the Company Stock Plans in respect of outstanding and future awards,

(v) 206,064 shares of Company Common Stock were subject to outstanding Company RSU Awards, (vi) 476,337 shares of Company Common Stock were subject to outstanding Company Performance Stock Awards (assuming performance metrics are deemed satisfied at maximum), and (vii) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.

(b) All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Equity Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in Section 3.2 of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (whether or not currently exercisable) (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests, (4) provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company or any Subsidiary of the Company, or (5) make any payment to any person the value of which is derived from or calculated based on the value of any shares of capital stock or other equity interests in the Company or any Subsidiary of the Company, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or any Subsidiary of the Company. No Subsidiary of the Company owns any shares of capital stock of the Company. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the capital stock or other equity interest of the Company or any Subsidiary of the Company or that restrict any person from purchasing, selling, pledging or otherwise disposing of any shares of Company Common Stock. Since August 13, 2018 through the date hereof, the Company has not issued or repurchased any shares of its capital stock, Company Equity Awards or related securities (other than in connection with the exercise, settlement or vesting of Company Equity Awards in accordance with their respective terms).

(c) Section 3.2(c) of the Company Disclosure Schedule sets forth a true and complete list of all Company Equity Awards outstanding as of August 13, 2018, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Equity Award (assuming performance metrics are deemed satisfied at maximum) and the type of Company Equity Award, (iii) the grant date of each such Company Equity Award, (iv) the vesting schedule of each such Company Equity Award (including, if applicable, any vesting as a result of the occurrence of a change in control, either alone or in combination with another event), and (v) the Company Stock Plan pursuant to which the Company Equity Award was granted (such list, the “Company Equity Schedule”). The Company shall provide Parent with an updated Company Equity Schedule within three (3) Business Days prior to the anticipated Effective Time to reflect any changes occurring between the date of the Company Equity Schedule and the applicable date of delivery of such updated Company Equity Schedule. With respect to each grant of a Company Equity Award, (x) each such grant was made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of the New York Stock Exchange (“NYSE”), and (y) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.

(d) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Permitted Liens, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to the receipt of the Company Shareholder Approval, to consummate the transactions contemplated by this Agreement, including the Merger. The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger have been duly and validly authorized by the Company Board of Directors and, other than the Company Shareholder Approval and the filing of the Certificate of Merger with the Texas Secretary, no other corporate proceedings on the part of the Company or vote of the Company’s shareholders are necessary to authorize the execution and delivery by the Company of this Agreement and the consummation of the Merger. The Company Board of Directors has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its shareholders, (iii) duly and validly approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions contained herein, (iv) resolved to make the Company Recommendation, and, subject to Section 5.4, to include such Company Recommendation in the Proxy Statement/Prospectus and (v) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s shareholders.

(b) The requisite vote of the holders of the issued and outstanding shares of Company Common Stock in favor of the adoption of this Agreement (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of Company capital stock that is necessary under applicable Law and the Company Articles and the Company Bylaws to adopt, approve or authorize this Agreement, for the Company to engage in the transactions contemplated by this Agreement and to consummate the Merger.

(c) This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(d) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Texas Secretary, (ii) the filing of the Form S-4 (including the Proxy Statement/Prospectus) with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S-4, (iii) the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”), (iv) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of the NYSE, (vii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (viii) the Company Shareholder Approval and (ix) the approvals set forth in Section 3.3(d) of the Company Disclosure Schedule (collectively, the “Company Approvals”), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law or the Company Organizational Documents, for the consummation by the Company of the Merger, except where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay or impair the consummation of the Merger.

(e) The execution and delivery by the Company of this Agreement does not, and (assuming the Company Approvals are obtained) the consummation of the Merger and compliance with the provisions of this Agreement will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any loan, guarantee, Company Permit or Contract that is binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, transfer or use restrictions, equities or charges of any kind (each, a “Lien”) other than Permitted Liens, in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or Company Subsidiary Organizational Documents or (iii) conflict with or violate any applicable Laws except, in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, first offers, first refusals, modifications, accelerations, losses of benefits or Liens as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC (including under the Securities Act and the Exchange Act) since July 31, 2015 (all such documents and reports filed or furnished by the Company or any of its Subsidiaries, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since July 31, 2015 has been, required to file any forms, reports or other documents with the SEC. Since July 31, 2015, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents and (ii) none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents filed since July 31, 2015 (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act and subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of the Company and its consolidated subsidiaries in all material respects and (iv) complied, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. KPMG LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) Neither the Company nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d) Since July 31, 2015, none of the Company or any Subsidiary of the Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary of the Company, has received any material complaint, allegation, assertion or claim, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material complaint, allegation, assertion or claim from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company.

Section 3.5 Internal Controls and Procedures.

(a) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed, and since July 31, 2015, have been reasonably designed, to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended July 31, 2017, and such assessment concluded that such controls were effective, and the Company’s independent registered accountant has issued an attestation report concluding that the Company maintained effective internal control over financial reporting as of July 31, 2017. To the knowledge of the Company, as of the date hereof, there is no fact, circumstance or event that would prevent or materially impair the completion of an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended July 31, 2018, such assessment concluding that such controls were effective, or the Company’s independent registered accountant issuing an attestation report concluding that the Company maintained effective internal control over financial reporting as of July 31, 2018. Based on such evaluation, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

(b) The Company is in compliance in all material respects with all current listing requirements of the NYSE applicable to the Company.

Section 3.6 No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the period ended April 30, 2018 (including any notes thereto), (b) Liabilities arising in connection with the transactions contemplated hereby, (c) Liabilities incurred in the ordinary course of business consistent with past practice since April 30, 2018, (d) Liabilities that have been discharged or paid in full in the ordinary course of business and (e) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Company and its Subsidiaries are, and since July 31, 2015 have been, in compliance with all applicable federal, state, local, and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or legally binding agency requirements of Governmental Entities (collectively, “Laws” and each, a “Law”), except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since July 31, 2015, neither the Company nor any of its Subsidiaries has (i) received any written notice or, to the knowledge of the Company, verbal notice from any Governmental Entity regarding any actual or alleged failure to comply with any Law in any material respect or (ii) provided any notice to any Governmental Entity regarding any material violation by the Company or any Company Subsidiary of any Law.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as currently conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that would reasonably be expected to result in any modification, termination or revocation thereof and, to the knowledge of the Company no suspension or cancellation of any such Company Permit is threatened; and (ii) the Company and each of its Subsidiaries is in compliance with the terms and requirements of all Company Permits.

(c) None of the Company or its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, violated or is in violation of, or is aware of any action taken that would result in a violation of, the Foreign Corrupt Practices Act of

1977, as amended, and the rules and regulations thereunder, the UK Bribery Act of 2010 or its predecessor laws, or any analogous anti-corruption Law in any country or jurisdiction in which the Company or any of its Subsidiaries conduct business (collectively, the “Anti-Corruption Laws”), nor (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries; (iv) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries; (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries or to influence any act or decision of a foreign government official or other person; or (vi) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with a Prohibited Person. No proceeding by or before any Governmental Entity involving the Company, any Subsidiary of the Company or any Affiliate of the Company, or any of their directors, officers, employees, agents or other persons acting on their behalf, with respect to any Anti-Corruption Law is pending or, to the knowledge of the Company, threatened, nor have any disclosures been submitted to any Governmental Entity with respect to violations of any Anti-Corruption Law by any such person.

(d) Since July 31, 2015, the Company and each of its Subsidiaries has conducted its import and export transactions in accordance in all material respects with all applicable U.S. import, export and re-export Laws and controls and all other applicable import, export and re-export Laws and controls in any country or jurisdiction in which the Company or any of its Subsidiaries conduct business, including the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and executive orders and laws implemented by OFAC.

(e) Since July 31, 2015, the Company and its Subsidiaries have obtained all material consents, orders and declarations from, provided all material notices to, and made all material filings with, all Governmental Entities required for (i) the export, import and re-export of its products, services and technologies, and (ii) releases of products, services and technologies to foreign nationals located in the U.S. and abroad (the “Export Approvals”), and each of the Company and its Subsidiaries is and, since July 31, 2015, has been in compliance in all material respects with the terms of all Export Approvals. There are no pending or, to the knowledge of the Company, threatened, claims against the Company or any of its Subsidiaries with respect to such Export Approvals.

Section 3.8 Environmental Laws and Regulations. Except for matters that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2014 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations, and compliance with the terms and conditions thereof) and there are no actions, suits, proceedings (whether administrative or judicial) pending, or to the knowledge of the Company, threatened, or to the knowledge of the Company any investigation pending or threatened, against the Company or any of its Subsidiaries alleging non-compliance with or other Liability under any Environmental Law. There have been no Releases of Hazardous Materials by the Company or any of its Subsidiaries, or to the knowledge of the Company, as a result of any operations or activities of the Company or any of its Subsidiaries or their contractors or third party operators, at, on, in, under, or from any property currently or, to the knowledge of the Company, formerly owned, operated or leased by the Company or its Subsidiaries or, to the knowledge of the Company, at which the Company or its Subsidiaries (or any predecessor thereof for purposes of Environmental Laws) conducted operations or activities, in each case that would reasonably be expected to give rise to any material Liability to the Company or its Subsidiaries under Environmental Law. No Hazardous Materials (other than those Hazardous Materials that are commercial products which are present on the facility as a part of the Company’s ordinary course of business) are present at, on, in or under any property currently or formerly owned, operated or leased by the Company or its Subsidiaries or at which the Company or its Subsidiaries conducted operations or activities the presence of which would reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. None of the Company and its Subsidiaries is subject to any Order, nor has the Company or its Subsidiaries given an indemnity covering the liability for the actions of another person, in each case that would reasonably be expected to result in material Liabilities to the Company and its Subsidiaries under applicable Environmental Law. Neither the Company nor any Subsidiary of the Company has received any written, unresolved claim, notice, complaint or request for information from a Governmental Entity or any other person relating to actual or alleged material noncompliance with or material Liability under applicable Environmental Laws (including any such Liability or obligation arising under, retained or assumed by Contract by the Company or its Subsidiaries). The Company has made available to Parent copies of all material, nonprivileged environmental reports, studies and assessments prepared within the past six (6) years that are in the possession, custody or control of the Company or any of its Subsidiaries pertaining to Releases or non-compliance with Environmental Laws and which are not subject to any restriction on the right to provide such items to a third party.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Schedule sets forth a correct and complete list of each material Company Benefit Plan. With respect to each such material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) the Company Benefit Plan (including all amendments and attachments thereto); (ii) all related trust and funding documents; (iii) the most recent annual report (Form 5500) and all schedules thereto filed with the Internal Revenue Service (the “IRS”); (iv) the most recent determination, opinion or advisory letter from the IRS; (v) the most recent summary plan description and any summary of material modifications thereto; (vi) any related material filings and communications received from or sent to any Governmental Entity within the past three years; and (vii) the most recent audited financial statement and/or actuarial valuation, if any.

(b) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither the Company nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, the Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any knowledge of any material plan defect that would qualify for correction under any such program. All contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company in accordance with GAAP.

(c) The IRS has issued a favorable determination, opinion or advisory letter with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”) and its related trust, and such determination, advisory or opinion letter has not been revoked and, to the knowledge of the Company and its Subsidiaries, there are no existing circumstances and no events have occurred that would adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(d) None of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time, maintained, established, contributed to or been obligated to contribute to any plan that is (i) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), (ii) a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), (iii) a “single-employer plan” within the meaning of Section 40001(a)(15) of ERISA, or (iv) any other plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

(e) There are no material pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the knowledge of the Company, no set of circumstances exists which may reasonably give rise to a material claim or lawsuit, against the (i) Company with respect to any Company Benefit Plan, (ii) the Company Benefit Plans, (iii) any fiduciaries of the Company Benefit Plans with respect to their duties to the Company Benefit Plans or (iv) the assets of any of the trusts under any of the Company Benefit Plans, which would reasonably be expected to result in any material Liability of the Company or any of its Subsidiaries (or any of their respective ERISA Affiliates) or any Company Benefit Plan to the Pension Benefit Guaranty Corporation, the Department of the Treasury, the Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party. None of the Company, any of its Subsidiaries or any of their ERISA Affiliates has incurred (either directly or indirectly, including as a result of any indemnification obligation) any material Liability under or pursuant to Title I of ERISA or the penalty, excise Tax or joint and several Liability provisions of the Code relating to employee benefit plans that has not been satisfied in full.

(f) Neither the Company nor any of its Subsidiaries, sponsors, has sponsored or has any obligation with respect to any Company Benefit Plan that provides for any post-employment or post-retirement medical or death benefits (whether or not insured) with respect to former or current directors or employees, or their respective beneficiaries or dependents, beyond their retirement or other separation from service, except as required by Section 4980B of the Code or comparable U.S. state Laws or applicable non-U.S. Laws.

(g) Each Company Benefit Plan that is or was a nonqualified deferred compensation plan subject to Section 409A of the Code (i) has been operated between January 1, 2005 and December 31, 2008 in all material respects in good faith compliance with Section 409A of the Code and applicable guidance thereunder and (ii) since January 1, 2010, has been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(h) Except as set forth on Section 3.9(h) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the Merger will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay, unemployment compensation or accrued pension benefit or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer, (iii) trigger any funding obligation under any Company Benefit Plan or impose any restrictions or limitations on the Company’s rights to administer, amend, merge, terminate, or receive a reversion of assets from any Company Benefit Plan, (iv) result in the forgiveness of Indebtedness for the benefit of any such current or former employee, director, consultant or officer, or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code, Section 409A of the Code, or otherwise.

(i) Each Company Benefit Plan that is maintained outside of the United States or provides compensation or benefits to any employee or former employee of the Company or any Company Subsidiary (or any dependent thereof) who resides outside the United States (each “Company Foreign Plan”) (i) has been operated in material compliance with its terms, any applicable collective bargaining or other works council agreements, and the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Foreign Plan is present or operates and, to the extent relevant, the United States, (ii) has obtained from the Governmental Entity having jurisdiction with respect to such Company Foreign Plan any required determinations, if any, that such Company Foreign Plan is in compliance in all material respects with the applicable Laws of the relevant jurisdiction if such determinations are required in order to give effect to such Company Foreign Plan, (iii) if intended to qualify for special tax treatment, has met (and continues to meet, in all material respects) all requirements for such treatment, and (iv) is fully funded and/or book- reserved, as appropriate, based upon reasonable actuarial assumptions or generally accepted accounting principles.

Section 3.10 Absence of Certain Changes or Events.

(a) Since July 31, 2017 through the date of this Agreement, the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice, and except for the transactions contemplated by this Agreement, none of the Company or any Subsidiary of the Company has undertaken any action that if taken after the date of this Agreement would require Parent’s consent pursuant to Section 5.1(b), (c), (d), (e), (g), (h), (i), (m) or (p).

(b) Since July 31, 2017 through the date of this Agreement, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Investigations; Litigation. As of the date hereof, except as would not reasonably be expected to, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no Proceedings or other written requests for information relating to potential violations of Law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (b) there are no Orders of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.12 Information Supplied. The information supplied or to be supplied by the Company in writing for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Proxy Statement/Prospectus is first mailed to the shareholders of the Company, or on the date of the Company Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub for inclusion or incorporation therein.

Section 3.13 Tax Matters.

(a) Except as is not materially adverse to the Company:

(i) each of the Company and its Subsidiaries has prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by it, and all such Tax Returns are true, correct, complete and accurate;

(ii) each of the Company and its Subsidiaries has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return);

(iii) the Tax Returns of the Company and its Subsidiaries have been examined through the Tax year ending 2014, and neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations with respect to Taxes or agreed to any extensions of time with respect to a Tax assessment or deficiency;

(iv) all assessments for Taxes due from the Company or any of its Subsidiaries with respect to completed and settled audits or examinations or any concluded litigation have been timely paid in full;

(v) no deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn;

(vi) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of any Taxes or Tax matters (including Tax Returns) of the Company or any of its Subsidiaries;

(vii) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable;

(viii) each of the Company and its Subsidiaries has complied with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to or received from any employee, creditor, shareholder, customer or other third party;

(ix) neither the Company nor any of its Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary, group relief or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company), (ii) is a party to any agreement or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than an agreement or arrangement solely between or among the Company and/or its Subsidiaries) or (iii) has any Liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Law), as transferee, successor, or otherwise; and

(x) neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481(c) of the Code (or any analogous or similar provision of state, local or foreign Law) prior to the Closing, (ii) installment sale, intercompany transaction, or open transaction disposition made or entered into prior to the Closing, or any “excess loss account,” existing as of immediately prior to the Closing, (iii) prepaid amount received on or prior to the Closing, (iv) “closing agreement” within the meaning of Section 7121 of the Code (or any similar or analogous provision of state, local or foreign Law) entered into prior to the Closing or (v) election pursuant to Section 108(i) of the Code (or any analogous or similar provision of state, local or foreign Law).

(b) None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to qualify for tax-free treatment under

Section 355 of the Code (or any analogous or similar provision of state, local or foreign Law) occurring during the two (2)-year period ending on the date of this Agreement.

(c) None of the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section  1.6011-4(b)(2) (or any analogous or similar provision of state, local or foreign Law).

Section 3.14 Employment and Labor Matters. Each collective bargaining agreement, labor union contract, works council agreement or trade union agreement (each, a “Collective Bargaining Agreement”) to which the Company or any of its Subsidiaries is a party is set forth on Section 3.14 of the Company Disclosure Schedule. Except as set forth on Section 3.14 of the Company Disclosure Schedule, no employee is represented by a labor organization for purposes of collective bargaining with respect to the Company or any of its Subsidiaries. To the knowledge of the Company, from July 31, 2015 through the date hereof, there have been no activities or proceedings of any labor or trade union seeking recognition of a collective bargaining unit, works council, trade union or similar organization of employees of the Company or any of its Subsidiaries. No Collective Bargaining Agreement or renewal thereof is being negotiated by the Company or any of its Subsidiaries. From July 31, 2015 through the date hereof, there has been no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, that would interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries. There is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity, and none of the Company nor any of its Subsidiaries is a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices, except as would not be, individually or in the aggregate, reasonably be expected to result in material Liability to the Company or any Company Subsidiary. To the knowledge of the Company, as of the date of this Agreement there is no material claim or material grievance pending or threatened relating to any labor and employment laws, including with respect to employment contracts, wages and hours, classification, plant closing notifications, employment statute or regulations, privacy rights, labor disputes, workers’ compensation policies or long-term disability policies, safety, retaliation, immigration or discrimination matters involving the Company or any Company Subsidiary, including charges of unfair labor practices or harassment, complaints, claims or judicial or administrative proceedings, in each case which are pending or, to the knowledge of the Company, threatened, by or on behalf of any employees of the Company or Company Subsidiary. Except as would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Company, (i) the Company and its Subsidiaries are in compliance with and have complied with all laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and independent contractors, and equitable pay practices) and other laws in respect of any reduction in force (including notice, information and consultation requirements), and, (ii) no claims relating to non-compliance with the foregoing are pending or, to the knowledge of the Company, threatened.

Section 3.15 Intellectual Property and Information Technology.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company or one of its Subsidiaries own, or license in or otherwise possess the right to use, each of the Company Registrations used in or necessary for operation of the Company’s business, (ii) to the Company’s knowledge, no patent or patent application, copyright registration or application or trademark registration or application of the Company is invalid or unenforceable, (iii) all issuance, renewal, maintenance and other payments that are or have become due with respect to the Company Registrations have been timely paid by or on behalf of the Company or the relevant Subsidiary and (iv) there are no pending, or to the knowledge of the Company, threatened, inventorship challenges, reexaminations, cancellations, opposition or nullity proceedings or interferences against the Company or its Subsidiaries with respect to the Company Registrations.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Liens other than any Permitted Liens.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries have taken reasonable measures to (A) maintain the confidentiality of and protect the proprietary nature of each item of Company Owned Intellectual Property that the Company intended be retained as confidential, and (B) maintain under confidentiality any confidential information owned by another person with respect to which the Company or any Company Subsidiary has a confidentiality obligation, and (ii) to the Company’s knowledge, the Company and each of its Subsidiaries has complied with all applicable contractual and legal requirements pertaining to information privacy and security.

(d) Except as would not in the aggregate be materially adverse to the Company: (i) to the Company’s knowledge, neither the conduct of the business of the Company and its Subsidiaries, nor the sale or use of any product or service offered by the Company or any of its Subsidiaries infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party, and (ii) the Company and its Subsidiaries have not received (A) any written complaint, claim or notice or, to the knowledge of the Company, threat of any of the foregoing (including any notification that a license under any patent is or may be required) since July 31, 2015 alleging any such infringement, violation or misappropriation or (B) any written request for indemnification or defense from any reseller, distributor, customer, user or any other third party of the Company or its Subsidiaries related to any such claim or notice regarding the Intellectual Property rights of any third party.

(e) Except as would not be materially adverse to the Company, to the knowledge of the Company, no person or entity (including any current or former employee or consultant of the Company or any of its Subsidiaries) is infringing, violating or misappropriating any of the Company Owned Intellectual Property, or has done so since July 31, 2015.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any Company Owned Intellectual Property to any person or entity.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each employee of the Company or any of its Subsidiaries, and each individual independent contractor of the Company or any of its Subsidiaries, has executed a valid and binding written agreement, expressly assigning to the Company or a Subsidiary all right, title and interest in any inventions and works of authorship, whether or not patentable, invented, created, developed, authored, conceived or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Company or the relevant Subsidiary, and all Intellectual Property rights therein, and (ii) as of the date hereof, none of the Company or any of its Subsidiaries has received any written claim since July 31, 2015 from any employee or individual independent contractor challenging or disputing the ownership of any such Intellectual Property of the Company or any of its Subsidiaries, or challenging or disputing the ownership of any agreement with the Company or any of its Subsidiaries relating to ownership of any such Intellectual Property.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) since July 31, 2015, there has been no failure, breakdown, loss or impairment of, or to the Company’s knowledge, unauthorized access to or unauthorized use of, any information technology systems of the Company or any of its Subsidiaries, that has resulted in a disruption or interruption in the operation of the business of the Company or any of its Subsidiaries or that has, to the Company’s knowledge, resulted in unauthorized disclosure of any confidential information of the Company or any of its Subsidiaries to any unauthorized person, and (ii) the Company and its Subsidiaries have in place commercially reasonable disaster recovery and business continuity plans and procedures.

Section 3.16 Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to the real property owned by the Company or any Subsidiary of the Company (the “Company Owned Real Property”), either the Company or a Subsidiary of the Company has good and valid title to such Company Owned Real Property, free and clear of all Liens other than any Permitted Liens. As of the date hereof, neither the Company nor any Subsidiary of the Company has received written notice of any pending condemnation proceeding with respect to any Company Owned Real Property, and to the knowledge of the Company no such proceeding is threatened. Section 3.16 of the Company Disclosure Schedule sets forth a correct and complete list of all Company Owned Real Property as of the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each lease, sublease and other agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (such property subject to a lease, sublease or other agreement, the “Company Leased Real Property” and such leases, subleases and other agreements are, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens. Section 3.16 of the Company Disclosure

Schedule sets forth a correct and complete list of all Company Leased Real Property as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Real Property Lease (a) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto (except in each case as enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought), and, to the knowledge of the Company, of each other party thereto, and is in full force and effect and (b) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any such Company Real Property Lease, and (c) no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default under any such Company Real Property Lease. Neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person any right to use or occupy a Company Owned Real Property or a Company Leased Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has since July 31, 2015 received notice of the existence of any outstanding Order or of any pending proceeding, and, to the knowledge of the Company, there is no such Order or proceeding threatened, relating to the ownership, lease, use, occupancy or operation by the Company or its Subsidiaries of the Company Owned Real Property or the Company Leased Real Property.

Section 3.17 Insurance. The Company and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as is customary for the industries in which it and its Subsidiaries operate and as the management of the Company has in good faith determined to be prudent and appropriate in all material respects. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement are in full force and effect, (b) all premiums and other payments due on such policies have been paid by the Company or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (c) the Company and its Subsidiaries are in material compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement, and (d) neither the Company nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that would permit cancellation, termination or modification of, any such material insurance policies. During the one-year period prior to the date of this Agreement, neither the Company nor any Subsidiary of the Company has received any written communication notifying the Company or Subsidiary of the Company of any: (i) premature cancellation or invalidation of any material insurance policy held by the Company or any Subsidiary of the Company; (ii) refusal of any coverage or rejection of any material claim under any material insurance policy held by the Company or any Subsidiary of the Company; or (iii) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by the Company or any Subsidiary of the Company. As of the date of this Agreement, there is no pending material claim by the Company or any Subsidiary of the Company against any insurance carrier under any insurance policy held by the Company or any Subsidiary of the Company.

Section 3.18 Material Contracts.

(a) Except as set forth in Section 3.18(a) of the Company Disclosure Schedule and except for Company Benefit Plans, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract between the Company or any Subsidiary of the Company, on the one hand, and any officer, director, shareholder or affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any Subsidiary of the Company or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any Subsidiary of the Company has an obligation to indemnify such officer, director, shareholder, affiliate or family member, but not including any Company Benefit Plans;

(iii) any Contract that imposes any restriction on the right or ability of the Company, any of its Subsidiaries or any Affiliate of any of them to conduct or compete with any other person in any line of business or geographic region, solicit any customer (or that following the Effective Time will restrict the ability of Parent or its Subsidiaries to engage in any line of business or compete in any geographic area);

(iv) any Contract that obligates the Company or its Subsidiaries (or following the Effective Time, Parent or its Subsidiaries) to conduct business with any third party on a preferential or exclusive basis or which contains a “most favored nation” or similar covenant;

(v) any agreement relating to Indebtedness of the Company or any of its Subsidiaries having an outstanding principal amount (or, in the case of Indebtedness of the type described in clause (F) thereof, with a termination value) in excess of $1,000,000;

(vi) any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(vii) any Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of assets in the ordinary course of business) or business (whether by merger, sale of stock or otherwise) that contain ongoing obligations that are material to the Company and its Subsidiaries, taken as a whole;

(viii) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its Subsidiaries or among the Company’s Subsidiaries;

(ix) any Contract expressly limiting or restricting the ability of the Company or any of its Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (B) to make loans to the Company or any of its Subsidiaries, or (C) to grant liens on the property of the Company or any of its Subsidiaries;

(x) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person, except for (A) loans or advances for indemnification, attorneys’ fees, or travel and other business expenses in the ordinary course of business, (B) extended payment terms for customers in the ordinary course of business, (C) prepayment of Taxes for repatriated employees of the Company and its Subsidiaries or (D) loans, advances or capital contributions to, or investments in, any Person (other than the Company or any of its Subsidiaries) not in excess of $1,000,000 individually;

(xi) any settlement entered into since July 31, 2015 (A) with a Governmental Entity, (B) that requires the Company and its Subsidiaries to pay more than $1,000,000 or (C) imposes any material restrictions on the business of the Company or its Subsidiaries;

(xii) any Contract that is material to the business of the Company and its Subsidiaries, taken as a whole, (A) granting the Company or one of its Subsidiaries any right to use any Intellectual Property (which for purposes of this Section 3.18(a)(xii), excludes generally commercially available software) or (B) permitting any third person to use any Company Owned Intellectual Property, including any license agreements, coexistence agreements and covenants not to sue, but excluding licenses granted to customers and third party service providers in the ordinary course of business;

(xiii) any Contract that involved the payment of more than $5,000,000 by the Company and its Subsidiaries in the twelve months ended July 31, 2018 or that is reasonably expected to result in the payment of such amount by the Company and its Subsidiaries in the twelve months ended July 31, 2019;

(xiv) any Contract that involved the receipt of more than $5,000,000 by the Company and its Subsidiaries in the twelve months ended July 31, 2018 or that is expected to result in the receipt of such amount by the Company and its Subsidiaries in the twelve months ended July 31, 2019;

(xv) any Contract providing for the outsourcing, contract manufacturing, testing, assembly or fabrication of any material products, Technology or services of the Company or any of its Subsidiaries;

(xvi) any material Government Contract that has not been closed out;

(xvii) any Contract relating to the creation or existence of any Lien (other than Permitted Liens) with respect to any material asset of the Company or any Subsidiary of the Company; or

(xviii) any Contract with any Top Customer (excluding purchase orders issued in the ordinary course of business).

All contracts of the types referred to in clauses (i) through (xviii) above (whether or not set forth on Section 3.18(a) of the Company Disclosure Schedule), are referred to herein as “Company Material Contracts.” The Company has made available to Parent prior to the date of this Agreement a complete and correct copy of each Company Material Contract as in effect on the date of this Agreement.

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach of or default under the terms of any Company Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto (except in each case as enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought), and is in full force and effect, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Material Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Material Contract prior to its stated expiration date to terminate for default, convenience or otherwise any Company Material Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Section 3.18(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a list of each Top Customer and Top Vendor, the corresponding revenues or expenditures, as applicable, during the twelve (12) months ended July 31, 2018 (in the case of a Top Customer) or during the six (6) months ended January 31, 2018 (in the case of a Top Vendor), and a brief description of the products supplied or purchased, as the case may be. No Top Customer or Top Vendor has canceled, terminated or substantially curtailed its relationship with the Company or any Subsidiary of the Company, given notice to the Company or any Subsidiary of the Company of any intention to cancel, terminate or substantially curtail its relationship with the Company or any Subsidiary of the Company, or, to the knowledge of the Company, threatened to do any of the foregoing.

Section 3.19 Products Warranty and Liability. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since

July 31, 2015, each product manufactured, sold, leased or delivered by the Company or any of its Subsidiaries has been in material conformance with all applicable contractual commitments and all express and implied warranties. To the knowledge of the Company, there are no material defects in the products and parts sold by the Company or any of its Subsidiaries and there is no material failure of any such products or parts to satisfy the warranty applicable to their sale.

Section 3.20 Finders or Brokers. Except for KeyBanc Capital Markets Inc., neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Merger who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.21 Opinion of Financial Advisor. The Company Board of Directors has received the opinion of KeyBanc Capital Markets Inc. to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for informational purposes only.

Section 3.22 State Takeover Statutes. Assuming the accuracy of Parent’s representations set forth in Section 4.19, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby (including the Merger) all potentially applicable state anti-takeover statutes or regulations and any similar provisions in the Company Articles or Company Bylaws.

Section 3.23 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly contained in this Article III, neither the Company, the Company Subsidiaries nor any other Representative or person makes any express or implied representation or warranty (whether at law, including common law or by statute, or in equity) on behalf of the Company. The Company hereby expressly disclaims any such other representation or warranty, whether by the Company, any Company Subsidiary, or any of their respective Representatives or any other person, notwithstanding the delivery or disclosure to Parent, Merger Sub or any other person of any documentation or other written or oral information by the Company, any Company Subsidiary or any of their respective Representatives or any other person, and neither the Company, the Company Subsidiaries nor any other Representative or other person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other person resulting from such delivery or disclosure, or Parent’s or Merger Sub’s use, of any such documentation or other information (including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms”, management presentations or other written materials provided to Parent in connection with the transactions contemplated hereby).

(b) The Company hereby acknowledges and agrees that notwithstanding anything herein to the contrary (i) other than the specific representations and warranties set forth in Article IV, none of Parent, Merger Sub or their respective Representatives makes or has made any representation or warranty, express or implied, at law or in equity, (A) in respect of Parent or any of its Affiliates or their respective businesses, assets, employees, liabilities or operations, or (B) with respect to (x) any projections, estimates, prospects, forecasts, plans, and budget information furnished by Parent or their respective Representatives (including the reasonableness of the assumptions underlying such projections, estimates, prospects, forecasts, plans, and budget information); (y) the operation of Parent after the Closing; or (z) the probable commercial success, profitability or commercial prospects of Parent after the Closing; and (ii) except as specifically set forth in this Agreement, none of Parent, Merger Sub or their respective Representatives will have or be subject to any liability or indemnification obligation to the Company, its Representatives or to any other Person resulting from the distribution to the Company or its Representatives of, or the Company’s or its Representatives’ use of, any information relating to Parent or Merger Sub, including any information, documents, offering materials or other material made available to the Company or its Representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, “expert sessions,” site tours or visits, diligence calls or meetings, responses to questions submitted on behalf of the Company or its Representatives or in any other form in connection with the transactions contemplated by this Agreement. The Company hereby (I) expressly acknowledges and agrees to Parent’s and Merger Sub’s disclaimer of certain representations and warranties and liability and indemnification obligations, in each case as set forth in Section 4.21; and (II) expressly waives and relinquishes any right to any claim (whether in contract or in tort or otherwise, whether at law or in equity) based on, arising out of or relating to any representations and warranties other than those specifically set forth in Article IV. The Company and its Representatives have received and may continue to receive from Parent, Merger Sub and their respective Representatives information that may relate to Parent or Merger Sub, including any information, documents, projections, estimates, prospects, forecasts, plans, and budget information. The Company acknowledges that such projections, estimates, prospects, forecasts, plans, and budget information and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, the Company acknowledges that there are uncertainties inherent in attempting to make such projections, estimates, prospects, forecasts, plans, and budget information, that the Company is taking full responsibility for making its own evaluations of the adequacy and accuracy of all projections, estimates, prospects, forecasts, plans, and budget information so furnished to it, and the Company is not relying on, and except as specifically set forth in this Agreement hereby expressly waives and relinquishes any right to any claim (whether in contract or in tort or otherwise, whether at law or in equity) based on, arising out of or relating to, any projections, estimates, prospects, forecasts, plans, and budget information furnished by Parent, Merger Sub or their respective Representatives (or any assumptions on which any such projections, estimates, prospects, forecasts, plans, and budget information are based), and the Company shall not, and shall cause its Representatives not to, hold any such Person liable with respect thereto.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (i) the Parent SEC Documents filed since September 30, 2017 and prior to the date of this Agreement (excluding any disclosures set forth in any “risk factor” or “forward-looking statements” sections or that are similarly predictive or forward-

looking in nature) where the relevance of the information to a particular representation is reasonably apparent on its face, or (ii) the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (provided that disclosure in any section of such Parent Disclosure Schedule shall apply only to the corresponding section of this Agreement except to the extent that the relevance of such disclosure to another section or representation is reasonably apparent on its face), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization.

(a) Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly qualified or licensed, have such approvals and be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, Section 4.1(a) of the Parent Disclosure Schedule sets forth a correct and complete list of all Subsidiaries of Parent and any joint ventures, partnerships or similar arrangements in which Parent or its Subsidiaries has a limited liability, partnership or other equity interest (and the amount and percentage of any such interest). Other than Parent’s Subsidiaries listed on Section 4.1(a) of the Parent Disclosure Schedule, there is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Parent.

(b) Parent has made available to the Company prior to the date of this Agreement a true and complete copy of Parent’s certificate of incorporation (the “Parent Certificate”), Parent’s by-laws (the “Parent By-laws” and together with the Parent Certificate, the “Parent Organizational Documents”), and the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents for each Subsidiary of Parent including Merger Sub (collectively, the “Parent Subsidiary Organizational Documents”, in each case, as amended and in effect through the date of this Agreement. The Parent Organizational Documents and the Parent Subsidiary Organizational Documents are in full force and effect and neither Parent nor any Subsidiary of Parent is in violation of any of their provisions, except, in the case of a Subsidiary of Parent (other than Merger Sub), as would not, individually or in the aggregate be expected to constitute or result in a Parent Material Adverse Effect.

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 200,000,000 shares of common stock, par value $0.001 per share (the “Parent Common Stock”). As of August 13, 2018, (i) 35,859,085 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury), (ii) 10,309,948 shares of Parent Common Stock were held in treasury, (iii) 2,005,101 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans in respect of outstanding and future awards (any such awards, collectively, “Parent Stock Awards”), (iv) 1,126,912 shares of Parent Common Stock were subject to outstanding options under the Parent Stock Plans, (v) 356,618 shares of Parent Common Stock were subject to outstanding restricted stock units under the Parent Stock Plans (assuming, if applicable, achievement of all performance goals at maximum level), (vi) no shares of Parent Common Stock were subject to outstanding rights to receive shares of Parent Common Stock or payments measured by the value of a share of Parent Common Stock under Parent’s Director Deferred Compensation Plan, (vii) no shares of Parent Common Stock were subject to contingent rights to receive the cash value of a share of Parent Common Stock granted under the Parent Stock Plans, and (viii) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding.

(b) All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock reserved for issuance with respect to Parent Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in Section 4.2 of the Parent Disclosure Schedule, as of August 13, 2018, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (whether or not currently exercisable) (A) obligating Parent or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests, (4) provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, Parent or any Subsidiary of Parent or (5) make any payment to any person the value of which is derived from or calculated based on the value of any shares of capital stock or other equity interests in Parent or any Subsidiary of Parent, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or any Subsidiary of Parent. No Subsidiary of Parent owns any shares of capital stock of Parent. Neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. Since August 13, 2018 through the date hereof, Parent has not issued or repurchased any shares of its capital stock, Parent Stock Awards or related securities (other than in connection with the exercise, settlement or vesting of Parent Stock Awards in accordance with their respective terms).

(c) Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of

Parent, free and clear of any preemptive rights and any Liens other than Permitted Liens. Neither Parent nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by each of them of the Merger have been duly and validly authorized by the Parent Board of Directors and the board of directors of Merger Sub and, other than the filing of the Certificate of Merger with the Texas Secretary, no other corporate proceedings on the part of either of Parent or Merger Sub or vote of Parent’s stockholders is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the Merger. The Parent Board of Directors has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the issuance of shares of Parent Common Stock in connection with the Merger, (ii) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent and its stockholders and (iii) duly and validly approved the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby, including the Merger and the issuance of shares of Parent Common Stock in connection with the Merger, on the terms and subject to the conditions contained herein.

(b) This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c) Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Texas Secretary, (ii) the filing of the Form S-4 (including the Proxy Statement/Prospectus) with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Form S-4, (iii) the Exchange Act, (iv) the Securities Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the rules and regulations of Nasdaq, (vii) the HSR Act, (viii) the adoption of this Agreement by Parent as the sole shareholder of Merger Sub, which will occur immediately following the execution of this Agreement and (ix) the approvals set forth in Section 4.3(c) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law or the Parent Organizational Documents, for the consummation by Parent or Merger Sub of the Merger, except where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or prevent or materially delay or impair the consummation of the Merger.

(d) The execution and delivery by Parent and Merger Sub of this Agreement does not, and (assuming the Parent Approvals are obtained) the consummation of the Merger and compliance with the provisions of this Agreement will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any loan, guarantee, Parent Permit or Contract that is binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Parent Organizational Documents or (iii) conflict with or violate any applicable Laws, except, in the case of clauses (i) and (iii), for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, first offers, first refusals, modifications, accelerations, losses of benefits or Liens as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) Parent and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished by Parent or any of its Subsidiaries with the SEC (including under the Securities Act and the Exchange Act) since September 30, 2015 (all such documents and reports filed or furnished by Parent, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is, or at any time since September 30, 2015 has been, required to file any forms, reports or other documents with the SEC. Since September 30, 2015, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents and (ii) none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in or incorporated by reference into the Parent SEC Documents filed since September 30, 2015 (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act and subject to normal year-end audit adjustments and the absence of footnote disclosure) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (iii) have been prepared from, and are in accordance with, the books and records of Parent and its consolidated subsidiaries in all material respects and (iv) complied, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act. PricewaterhouseCoopers LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) Neither Parent nor any of its Subsidiaries is a party to, nor does it have any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(d) Since September 30, 2015, none of Parent or any Subsidiary of Parent nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any Subsidiary of Parent, has received any material complaint, allegation, assertion or claim, regarding the accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material complaint, allegation, assertion or claim from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent.

Section 4.5 Internal Controls and Procedures.

(a) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed, and since September 30, 2015, have been reasonably designed, to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended September 30, 2017 and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued an attestation report concluding that Parent maintained effective internal control over financial reporting as of September 30, 2017. Based on such evaluation, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

(b) Parent is in compliance in all material respects with all current listing requirements of Nasdaq applicable to Parent.

Section 4.6 No Undisclosed Liabilities. There are no Liabilities of Parent or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), except for (a) Liabilities that are reflected or reserved against on the consolidated balance sheet of Parent and its Subsidiaries included in its Quarterly Report on Form 10-Q for the period ended June 30, 2018 (including any notes thereto), (b) Liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under existing Contracts or applicable Law, (c) Liabilities incurred in the ordinary course of business since June 30, 2018, (d) Liabilities that have been discharged or paid in full in the ordinary course of business and (e) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Parent and its Subsidiaries are, and since September 30, 2015 have been, in compliance with all applicable Laws, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since September 30, 2015, neither Parent nor any of its Subsidiaries has (i) received any written notice or, to the knowledge of Parent, verbal notice from any Governmental Entity regarding any actual or possible failure to comply with any Law in any material respect or (ii) provided any notice to any Governmental Entity regarding any material violation by Parent or its Subsidiaries of any Law.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries hold all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as currently conducted (the “Parent Permits”) and have paid all fees and assessments due and payable in connection therewith. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all Parent Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that would reasonably be expected to result in any modification, termination or revocation thereof and to the knowledge of Parent, no suspension or cancellation of any such Parent Permit is threatened, and (ii) Parent and each of its Subsidiaries is in compliance with the terms and requirements of all Parent Permits.

(c) None of Parent or its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, violated or is in violation of, or is aware of any action taken that would result in a violation of, any Anti-Corruption Laws, nor (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries; (iv) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries; (v) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries or to influence any act or decision of a foreign government official or other person; or (vi) engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with a Prohibited Person. No proceeding by or before any Governmental Entity involving Parent, any Subsidiary of Parent or any Affiliate of Parent, or any of their directors, officers, employees, agents or other persons acting on their behalf, with respect to any Anti-Corruption Law is pending or, to the knowledge of Parent, threatened, nor have any disclosures been submitted to any Governmental Entity with respect to violations of any Anti-Corruption Law by any such person.

(d) Since September 30, 2015, Parent and each of its Subsidiaries has conducted its import and export transactions in accordance in all material respects with all applicable U.S. import, export and re-export Laws and controls and all other applicable import, export and re-export Laws and controls in any country or jurisdiction in which Parent or any of its Subsidiaries conduct business, including the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and executive orders and laws implemented by OFAC.

(e) Since September 30, 2015, Parent and its Subsidiaries have obtained all material consents, orders and declarations from, provided all material notices to, and made all material filings with, all Governmental Entities required for Export Approvals, and each of Parent and its Subsidiaries is and, since July 31, 2015, has been in compliance in all material respects with the terms of all Export Approvals. There are no pending or, to the knowledge of Parent, threatened, claims against Parent or any of its Subsidiaries with respect to such Export Approvals.

Section 4.8 Environmental Laws and Regulations. Except for matters that, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect, Parent and its Subsidiaries are, and since July 31, 2015 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession by Parent and each of its Subsidiaries of all material Parent Permits required under applicable Environmental Laws to conduct their respective business and operations, and material compliance with the terms and conditions thereof) and there are no actions, suits, proceedings (whether administrative or judicial) pending, or to the knowledge of Parent, threatened, or to the knowledge of Parent any investigation pending or threatened, against Parent or any of its Subsidiaries alleging material non-compliance with or other material Liability under any Environmental Law.

Section 4.9 Employee Benefit Plans.

(a) Each Parent Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. All contributions required to be made to any Parent Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent in accordance with GAAP.

(b) None of Parent and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the past six years, maintained, established, contributed to or been obligated to contribute to any plan that is (i) a Multiemployer Plan, (ii) a Multiple Employer Plan, (iii) a “single-employer plan” within the meaning of Section 40001(a)(15) of ERISA, or (iv) any other plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code.

Section 4.10 Absence of Certain Changes or Events.

(a) Since September 30, 2017 through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice.

(b) Since September 30, 2017 through the date of this Agreement, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.11 Investigations; Litigation. As of the date hereof, except as would not reasonably be expected to, individually or in the aggregate, a Parent Material Adverse Effect, (a) there are no Proceedings or other written requests for information relating to potential violations of Law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (b) there are no Orders of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.12 Information Supplied. The information supplied or to be supplied by Parent in writing for inclusion in the Form S-4 (including the Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Proxy Statement/Prospectus is first mailed to the shareholders of the Company, or on the date of the Company Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company for inclusion or incorporation therein.

Section 4.13 Employment and Labor Matters. Neither Parent nor any Parent Subsidiary is party to any Collective Bargaining Agreement. From July 31, 2015 through the date hereof, to the knowledge of Parent, there have been no activities or proceedings of any labor or trade union seeking recognition of a collective bargaining unit of employees of Parent or any of its Subsidiaries. From July 31, 2015 through the date hereof, there has been no strike, lockout, slowdown, or work stoppage against Parent or any of its Subsidiaries pending or, to the knowledge of Parent, threatened, that will interfere in any material respect with the respective business activities of Parent or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries are in compliance with and have complied with all laws regarding employment and employment practices (including anti-discrimination), terms and conditions of employment and wages and hours (including classification of employees and independent contractors, and equitable pay practices) and other laws in respect of any reduction in force (including notice, information and consultation requirements), and (ii) no claims relating to non-compliance with the foregoing are pending or, to the knowledge of Parent, threatened.

Section 4.14 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent or one of its Subsidiaries own, or license in or otherwise possess the right to use, each of the Parent Registrations used in or necessary for operation of Parent’s business, (ii) to Parent’s knowledge, no patent or patent application, copyright registration or application or trademark registration or application of Parent is invalid or unenforceable, (iii) all issuance, renewal, maintenance and other payments that are or have become due with respect to the Parent Registrations have been timely paid by or on behalf of Parent or the relevant Subsidiary and (iv) there are no pending, or to the knowledge of Parent, threatened, inventorship challenges, reexaminations, cancellations, opposition or nullity proceedings or interferences against Parent or its Subsidiaries with respect to the Parent Registrations.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) neither the conduct of the business of Parent and its Subsidiaries, nor the sale or use of any product or service offered by Parent or any of its Subsidiaries infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any third party and (ii) Parent and its Subsidiaries have not received (A) any written complaint, claim or notice or, to the knowledge of Parent, threat of any of the foregoing (including any notification that a license under any patent is or may be required) since July 31, 2015 alleging any such infringement, violation or misappropriation or (B) any written request for indemnification or defense from any reseller, distributor, customer, user or any other third party of Parent or its Subsidiaries related to any such claim or notice regarding the Intellectual Property rights of any third party.

Section 4.15 Finders or Brokers. Except for Goldman Sachs & Co. LLC, neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the Merger who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.16 Financing. As of the Closing Date, Parent and Merger Sub shall have sufficient funds immediately available to Parent and Merger Sub, as applicable, to consummate the Merger and to make all other payments and perform the other obligations of Parent and Merger Sub contemplated by this Agreement to be consummated on the Closing Date, including the payment of the Cash Consideration and any amounts required to repay any indebtedness of Parent, the Company or any of their respective Subsidiaries that Parent elects to, or that Parent or the Company is required to, repay or cause to be repaid in connection with the transactions contemplated hereby (funds in such amount, the “Merger Amounts”). Parent and Merger Sub acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing. Parent has provided the Company with accurate and complete copies of the executed financing commitment letter, dated August 14, 2018 (such letter, together with all annexes and exhibits attached thereto, the “Commitment Letter”) from the Financing Entities party thereto pursuant to which such Financing Entities have agreed, subject to the terms and conditions set forth therein, to provide financing for the amounts set forth therein for the purposes of funding the Merger Amounts. As of the execution and delivery hereof, the Commitment Letter has not been amended or modified. As of the execution and delivery hereof, the Commitment Letter (a) is in full force and effect and (b) constitutes the legal, valid, binding and enforceable obligation of Parent, and to the knowledge of Parent, each of the other parties thereto, in each case, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the execution and delivery hereof, no event has occurred which, with notice or lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent, Merger Sub or, to the knowledge of Parent, the other parties thereto under the Commitment Letter and, to the knowledge of Parent, the respective commitments contained therein have not been withdrawn or rescinded in any respect and there are no conditions precedent or other contingencies relating to the funding of the Financing covered thereby contemplated to be funded on the Closing Date, except as stated therein. As of the execution and delivery hereof, all fees required to be paid under the Commitment Letter prior to the date hereof have been paid in full. Assuming the satisfaction of the conditions set forth in Article VI, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing contemplated by the Commitment Letter to be funded on the Closing Date will not be made available to Parent on the Closing Date.

Section 4.17 Merger Sub. Parent is the sole shareholder of Merger Sub. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 4.18 State Takeover Statutes. The Parent Board of Directors has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby (including the Merger) all potentially applicable state anti-takeover statutes or regulations and any similar provisions in the Parent Certificate or Parent By-laws.

Section 4.19 Ownership of Company Common Stock. As of and for the three years prior to the date of this Agreement, neither Parent nor any of its Subsidiaries beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock.

Section 4.20 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the Parent Organizational Documents or the applicable rules of any exchange on which securities of Parent are traded in order for Parent to consummate the transactions contemplated by this Agreement, including the Merger and the Financing.

Section 4.21 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly contained in this Article IV, neither Parent, the Subsidiaries of Parent nor any other Representative or person makes any express or implied representation or warranty (whether at law, including common law or by statute, or in equity) on behalf of Parent or Merger Sub. Each of Parent and Merger Sub hereby expressly disclaims any such other representation or warranty, whether by Parent, any Subsidiary of Parent, or any of their respective Representatives or any other person, notwithstanding the delivery or disclosure to the Company or any other person of any documentation or other written or oral information by Parent, any Subsidiary of Parent, or any of their respective Representatives or any other person, and neither Parent, the Subsidiaries of Parent nor any other Representative or other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from such delivery or disclosure, or the Company’s use, of any such documentation or other information (including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms”, management presentations or other written materials provided to the Company in connection with the transactions contemplated hereby).

(b) Each of Parent and Merger Sub hereby acknowledges and agrees that notwithstanding anything herein to the contrary (i) other than the specific representations and warranties set forth in Article III, none of the Company or its Representatives makes or has made any representation or warranty, express or implied, at law or in equity, (A) in respect of the Company or any of its Affiliates or their respective businesses, assets, employees, liabilities or operations, or (B) with respect to (x) any projections, estimates, prospects, forecasts, plans, and budget information furnished by the Company or its Representatives (including the reasonableness of the assumptions underlying such projections, estimates, prospects, forecasts, plans, and budget information); (y) the operation of the Company by Parent after the Closing; or (z) the probable commercial success, profitability or commercial prospects of the Company after the Closing; and (ii) except as specifically set forth in this Agreement, none of the Company or its Representatives will have or be subject to any liability or indemnification obligation to Parent, Merger Sub, their respective Representatives or to any other Person resulting from the distribution to Parent, Merger Sub or their respective Representatives of, or Parent’s, Merger Sub’s or their respective Representatives’ use of, any information relating to the Company, including any information, documents, offering materials or other material made available to Parent, Merger Sub or their respective Representatives or potential financing sources, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, “expert sessions,” site tours or visits, diligence calls or meetings, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement. Each of Parent and Merger Sub hereby (I) expressly acknowledges and agrees to the Company’s disclaimer of certain representations and warranties and liability and indemnification obligations, in each case as set forth in Section 3.23; and (II) expressly waives and relinquishes any right to any claim (whether in contract or in tort or otherwise, whether at law or in equity) based on, arising out of or relating to any representations and warranties other than those specifically set forth in Article III. Parent, Merger Sub and their respective Representatives have received and may continue to receive from the Company and its Representatives information that may relate to the Company, including any information, documents, projections, estimates, prospects, forecasts, plans, and budget information. Parent and Merger Sub each acknowledges that such projections, estimates, prospects, forecasts, plans, and budget information and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, Parent and Merger Sub each acknowledges that there are uncertainties inherent in attempting to make such projections, estimates, prospects, forecasts, plans, and budget information, that Parent and Merger Sub are taking full responsibility for making their own evaluations of the adequacy and accuracy of all projections, estimates, prospects, forecasts, plans, and budget information so furnished to them, and neither Parent nor Merger Sub is not relying on, and except as specifically set forth in this Agreement hereby expressly waives and relinquishes any right to any claim (whether in contract or in tort or otherwise, whether at law or in equity) based on, arising out of or relating to, any projections, estimates, prospects, forecasts, plans, and budget information furnished by the Company or its Representatives (or any assumptions on which any such projections, estimates, prospects, forecasts, plans, and budget information are based), and Parent and Merger Sub shall not, and shall cause their respective Representatives not to, hold any such Person liable with respect thereto.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business of the Company. During the period from the date hereof through the Effective Time, except (i) as may be required by a Governmental Entity or applicable Law, (ii) with the prior written consent of Parent (which consent or denial thereof shall be delivered by Parent within five (5) Business Days following receipt of a written request therefor in accordance with Section 8.7), (iii) as permitted by the terms of this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects and, to the extent consistent therewith, use reasonable best efforts to maintain and preserve intact its assets and business organization and its relationships with employees, officers, customers, suppliers, distributors, Governmental Entities and other business partners. Without limiting the foregoing, during the period from the date hereof through the Effective Time, except (i) as may be required by a Governmental Entity or applicable Law, (ii) with the prior written consent of Parent (which consent or denial thereof shall be delivered by Parent within five (5) Business Days following receipt of a written request therefor in accordance with Section 8.7), (iii) as expressly permitted by the terms of this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries not to:

(a) amend the Company Organizational Documents or the Company Subsidiary Organizational Documents in any material respect;

(b) split, combine or reclassify any of its capital stock;

(c) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase, exchange or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except (A) dividends paid by any wholly owned Subsidiaries of the Company to the Company or to any of their wholly owned Subsidiaries, respectively, (B) the acceptance of shares of Company Common Stock as payment for withholding Taxes incurred in connection with the vesting or settlement of Company Equity Awards outstanding as of the date hereof in accordance with past practice and the terms of the Company Stock Plans, or (C) quarterly dividends on the Company Common Stock in the ordinary course consistent with past practice, in an amount not to exceed $0.03 per fiscal quarter;

(d)(A) issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the settlement of Company Equity Awards outstanding as of the date hereof in accordance with their terms or the grant of Company Equity Awards in accordance with the terms set forth on Section 5.1(d) of the Company Disclosure Letter, or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests or (B) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or other equity interests;

(e) adopt a plan of complete or partial liquidation or dissolution;

(f)(A) incur, assume, endorse, guarantee or otherwise become liable for any Indebtedness or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for any Indebtedness among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company or (B) incur any Lien on any of its property or assets except for Liens securing the Company’s obligations under the Company Credit Agreement as and to the extent required by the terms thereof as in effect as of the date hereof;

(g) make any loans or advances to any other person, except for loans, advances or capital contributions among the Company and any of its wholly owned Subsidiaries;

(h)(A) sell, license, assign, mortgage, encumber, dispose of or otherwise transfer any of its material properties, assets or Intellectual Property to any person other than to the Company or a wholly owned Subsidiary of the Company, other than sales of inventory, excess raw materials or of obsolete equipment in the ordinary course of business consistent with past practice or pursuant to Contracts or commitments existing as of the date of this Agreement and set forth on Section 5.1(h) of the Company Disclosure Schedule and Permitted Liens, or (B) cancel, release or assign any Indebtedness of any person owed to it or any claims held by it against any person;

(i)(A) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business, (B) acquire any assets, deposits or properties of any other person with a value in excess of $1,000,000 individually or $3,000,000 in the aggregate, or (C) make any investment in any other person either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any person other than a wholly owned Subsidiary of the Company;

(j) make any capital expenditures other than capital expenditures as and to the extent itemized in the 2019 fiscal year capital expenditure budget in the form mutually agreed by Parent and the Company prior to the date hereof other than as may be necessary in connection with any emergency repair, maintenance or replacement;

(k) except, in the case of a Company Material Contract of the type described in Section 3.18(a)(xii), (xiii), (xiv), (xv) or (xvii), in the ordinary course of business consistent with past practice and following consultation with Parent, (A) terminate, materially amend, or waive, release or assign any material right under, any Company Material Contract or any Contract with a Top Customer or Top Vendor or (B) enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement, or any Contract with any party that would have been a Top Customer or Top Vendor if such contract had been in force since the beginning of the 2018 fiscal year;

(l) except as required by the terms of any Company Benefit Plan as in effect on the date of this Agreement and either set forth on Section 3.9(a) of the Company Disclosure Schedule or made available to Parent prior to the date hereof, (A) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or Company Benefit Plan (including, but not limited to, any employment, change-in-control, retention, severance, compensation or similar agreement or arrangement) or any plan that would be a Company Benefit Plan if in effect on the date hereof (including, but not limited to, any employment, change-in-control, retention, severance, compensation or similar agreement or arrangement), (B) increase in any manner the compensation (including severance, change-in-control and retention compensation) or benefits of any of the current or former directors, employees, or other service providers of the Company or its Subsidiaries, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation (including Company Equity Awards or retention bonuses), (D) accelerate the vesting or payment timing of any rights or benefits, (E) establish or fund any rabbi trust or other funding arrangement in respect of any Company Benefit Plan, or (F) hire, promote or terminate (other than for cause as determined by the Company) the employment or services of any directors, employees, or other service providers who have annualized base compensation greater than $100,000;

(m) implement or adopt any material change in its financial accounting principles, practices or methods, other than as may be required by changes in GAAP;

(n) commence, settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises that (A) involve solely monetary remedies with a value not in excess of $500,000, with respect to any individual litigation, claim, suit, action or proceeding or $1,000,000 in the aggregate, (B) do not impose any material restriction on its business or the business of its Subsidiaries, (C) do not create adverse precedent for material claims that are reasonably likely to be made against it or its Subsidiaries, (D) do not relate to any litigation by the Company’s shareholders in connection with this Agreement or the Merger, and (E) do not include an admission of liability or fault on the part of the Company or any of its Subsidiaries;

(o) make, change or revoke any material Tax election, change or adopt any annual Tax accounting period or adopt or change any material method of Tax accounting, file any amended material Tax Return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign Law) with respect to a material amount of Taxes, request any Tax ruling from any Governmental Entity with respect to any material Tax matter, settle or compromise any material Tax liability or any audit, examination or other proceeding relating to a material amount of Taxes, or surrender any claim for a material refund of Taxes, or, except in the ordinary course of business agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(p)(A) enter into any new line of business or (B) except as required by changes in applicable Law, regulation or policies imposed by any Governmental Entity, change any material policy established by the Company Board of Directors or executive officers of the Company that generally applies to the operations of the Company;

(q) except in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(r) amend any material Company Permits in a manner that adversely impacts its ability to conduct its business in any material respect, or terminate or allow to lapse, any material Company Permits;

(s) cancel or permit to lapse any material Intellectual Property of the Company, or disclose to any third party any trade secret included in the Intellectual Property of the Company in a way that results in loss of trade secret protection;

(t) take any action that would reasonably be expected to result in the failure of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied prior to the End Date; or

(u) agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1.

Section 5.2 Conduct of Business of Parent. During the period from the date hereof through the Effective Time, except (i) as may be required by a Governmental Entity or applicable Law, (ii) with the prior written consent of the Company (which consent or denial thereof shall be delivered by the Company within five (5) Business Days following receipt of a written request therefor in accordance with Section 8.7), (iii) as permitted by the terms of this

Agreement or (iv) as set forth in Section 5.2 of the Parent Disclosure Schedule, Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects and, to the extent consistent therewith, use reasonable best efforts to maintain and preserve intact its assets and business organization and its relationships with employees, officers, customers, suppliers, distributors, Governmental Entities and other business partners. Without limiting the foregoing, during the period from the date hereof through the Effective Time, except (i) as may be required by a Governmental Entity or applicable Law, (ii) with the prior written consent of the Company (which consent or denial thereof shall be delivered by the Company within five (5) Business Days following receipt of a written request therefor in accordance with Section 8.7), (iii) as expressly permitted by the terms of this Agreement or (iv) as set forth in Section 5.2 of the Parent Disclosure Schedule, Parent shall not, and shall cause its Subsidiaries not to:

(a) amend the Parent Organizational Documents or the certificate of incorporation or bylaws or Merger Sub in a manner materially adverse to the holders of Company Common Stock;

(b) split, combine or reclassify any of its capital stock;

(c) other than the issuance, grant or settlement of Parent Stock Awards, (A) issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests or (B) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or other equity interests;

(d) convene any meeting of the holders of Parent Common Stock for the purpose of revoking or varying the authority of the directors of Parent to issue Parent Common Stock;

(e) adopt a plan of complete or partial liquidation or dissolution;

(f) take any action that would reasonably be expected to result in the failure of (A) the conditions set forth in Section 6.1 or Section 6.2 to be satisfied prior to the End Date or (B) Parent to obtain Financing in an amount sufficient, together with any other sources available to Parent and Merger Sub, to fund the payment of the Merger Amounts on or prior to the End Date; and

(g) agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.2.

Section 5.3 Access.

(a) For purposes of furthering the transactions contemplated hereby and other legitimate business purposes, the Company shall (x) afford Parent and its employees, accountants, consultants, internal and external legal counsel, financial advisors, tax advisors, financing sources and agents and other representatives (collectively, the “Parent 5.3

Representatives”) reasonable access during normal business hours upon reasonable advance notice to the Company, throughout the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, to its and its Subsidiaries’ personnel, properties, Contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and, during such period and (y) make available to Parent and Parent 5.3 Representatives all other available information concerning its business, properties and personnel as Parent may reasonably request. Parent shall use its commercially reasonable efforts to minimize any disruption to the businesses of the Company that may result from such requests for access, data and information. Each of the Company and Parent shall, and shall cause its respective Subsidiaries to, without limitation to the preceding obligations, make available to the other Party and its Representatives (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents that such disclosing Party is not permitted to disclose under applicable Law) and (ii) a copy of all correspondence between the disclosing Party or any of its Subsidiaries and any party to a Contract with regard to any material action, consent, approval or waiver that is required to be taken or obtained with respect to such Contract in connection with the consummation of the Merger. The foregoing notwithstanding, neither the Company nor Parent shall be required to provide access to or make available to any person any document or information if doing so would, in the reasonable judgment of the Company or Parent, as applicable, after consultation with its respective outside counsel, (A) violate any Law, (B) result in a violation of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice, (C) jeopardize the attorney-client, attorney work product or other legal privilege of a Party or any of its Subsidiaries, or (D) result in the disclosure of any trade secrets of the Company or Parent, as applicable or any third parties; provided that the applicable Party will inform the other Party of the general nature of the document or information being withheld and reasonably cooperate with the other Party to devise and implement alternative arrangements to provide such document or information to the other Party in a manner that would not result in violation of Law, violation of a confidentiality agreement, the loss or waiver of such privilege or the disclosure of a trade secret.

(b) No investigation by the Company or Parent or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other Party set forth in this Agreement.

(c) The Parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the Merger shall be governed in accordance with the confidentiality agreement, dated as of October 6, 2016, as amended by Amendment no. 1 dated June 26, 2018, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4 No Solicitation by the Company.

(a) Except as expressly permitted by this Section 5.4, the Company shall and shall cause each of its controlled Affiliates and its and their respective officers, directors, employees, and shall use reasonable best efforts to cause its financial advisors, investment bankers, attorneys, accountants and other representatives acting on the Company’s behalf: (i) to immediately cease and cause to be terminated any solicitation, knowing encouragement, discussions or negotiations with any persons (other than Parent and Parent’s Affiliates and its and their respective Representatives) that may be ongoing with respect to a Company Takeover Proposal and (ii) not to, directly or indirectly, (A) solicit, initiate or knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating a Company Takeover Proposal (other than, in response to an unsolicited inquiry, to refer the inquiring person to this Section 5.4 and limiting its communication exclusively to such referral), or (C) approve, adopt, recommend or enter into, or propose to approve, adopt, recommend or enter into, any letter of intent, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal. The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company or any of its Affiliates is a party; provided that, if the Company Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Laws, the Company may waive any such standstill provision applicable to any such persons to the extent necessary to permit a third party to make a confidential Company Takeover Proposal to the Company Board of Directors; provided that the Company promptly informs Parent that it is taking such action and the identity of the party or parties with respect to which it is taking such action.

(b) The Company shall promptly following the date of this Agreement cause the termination of access of any third party to any data room (virtual or actual) containing any information of or regarding the Company or any of its Subsidiaries.

(c) Anything to the contrary contained in Section 5.4(a) notwithstanding, if at any time after the date of this Agreement and prior to the time that the Company Shareholder Approval is obtained, but not after, the Company or any of its Representatives receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a material breach of this Section 5.4 by the Company and if the Company Board of Directors determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal and that the failure to take the action described in the following clauses (i) and (ii) would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law, then the Company and its Representatives may, (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the person who has made such Company Takeover Proposal (and such person’s Representatives); provided that the Company shall substantially concurrently with the delivery to such person (or such person’s Representatives) provide or make available to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided to Parent, and

(ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing if the Company Board of Directors makes a determination that a Company Takeover Proposal constitutes or is reasonably expected to lead to a Company Superior Proposal or if the Company furnishes non-public information and/or enters into discussions or negotiations as provided in this Section 5.4(c).

(d) Without limiting the foregoing, the Company shall promptly (and in no event later than twenty-four (24) hours after, to the knowledge of the Company, its receipt) notify Parent in writing in the event that the Company directly or indirectly receives a Company Takeover Proposal or a request for information relating to the Company or its Subsidiaries or other inquiry or communication that is reasonably likely to lead to or that contemplates a Company Takeover Proposal, including the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal or, where such Company Takeover Proposal is not in writing, a description of the terms thereof). The Company shall keep Parent reasonably informed, on a current basis, as to the status of (including any material developments, discussions or negotiations related thereto) such Company Takeover Proposal (including by promptly (and in no event later than twenty-four (24) hours after receipt) providing to Parent copies of any correspondence, proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal). The Company agrees that it and its Affiliates will not enter into any agreement with any person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.4.

(e) Except as expressly permitted by this Section 5.4(e), the Company Board of Directors shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement/Prospectus when disseminated to the Company’s shareholders, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify the Company Recommendation, (C) fail to recommend against any Company Takeover Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer or after such tender or exchange offer is subsequently amended in any material respect or (D) adopt, approve or recommend to shareholders of the Company, or resolve to or publicly propose or announce its intention to adopt, approve or recommend to shareholders of the Company, a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other similar agreement), commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(c)) (a “Company Acquisition Agreement”). Anything to the contrary set forth in this Agreement notwithstanding, prior to the time that the Company Shareholder Approval is obtained, but not after, the Company Board of Directors may, with respect to a bona fide, unsolicited Company Takeover Proposal that did not result from a material breach by the Company of this Section 5.4, make a Company Adverse Recommendation Change if, and only if, prior to taking such action, (x) the Company Board of Directors has determined in good faith, after consultation with the Company’s independent financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes a Company Superior Proposal and that the failure to take such action would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law and (y) (A) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, and has provided to Parent the identity of the person making, any such Company Takeover Proposal and a copy of any proposed Company Acquisition Agreements constituting such Company Takeover Proposal (or, if not provided in writing to the Company, a written summary of the material terms thereof) and a written summary of the material terms of any financing commitments relating thereto, (B) if requested by Parent, the Company and its Representatives shall have engaged in good faith in discussions and negotiations with Parent and its Representatives during such notice period regarding changes to the terms of this Agreement proposed in writing by Parent so that the failure to take such action would no longer be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law, (C) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement committed to in writing by Parent, and shall have determined, after consultation with the Company’s independent financial advisor and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal and that the failure to take such action would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law if the revisions committed to in writing by Parent were to be given effect, and (D) in the event of any change to any of the material financial terms or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four (4) Business Day notice period referred to in clause (A) above of this proviso shall instead end at the later of (1) 11:59 p.m. (Eastern Time) on the second (2nd) Business Day immediately following Parent’s receipt of such notice and (2) the end of the original notice period, during which time the Company shall be required to comply with the requirements of clauses (B), (C) and (D) above of this proviso. The actions of the Company Board of Directors in making a determination that a Company Takeover Proposal constitutes a Company Superior Proposal and the Company’s authorizing and providing the notices to Parent required by this Section 5.4(e), if done in accordance with this Section 5.4(e) and so long as the Company Board of Directors determines finally, at the end of any notice periods required pursuant to this Section 5.4(e) with respect to such Company Takeover Proposal, that such Company Takeover Proposal does not constitute a Company Superior Proposal and reaffirms the Company Recommendation, shall not in and of itself, constitute a Company Adverse Recommendation Change, a violation of this Section 5.4 or trigger any rights allowing for a termination of this Agreement. Anything to the contrary contained herein notwithstanding, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

(f) Anything in this Agreement to the contrary notwithstanding, other than in connection with a Company Takeover Proposal, the Company may, at any time prior to the date the Company Shareholder Approval has been obtained, but not after, make a Company Adverse Recommendation Change in response to a Company Intervening Event (a “Company Intervening Event Recommendation Change”) if, and only if, prior to taking such action, the Company Board of Directors has determined in good faith, after consultation with the Company’s independent financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, however, that prior to making such Company Intervening Event Recommendation Change, (i) the Company has given Parent at least four (4) Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including specifying in reasonable detail the applicable Company Intervening Event and (ii) following the end of such notice period, the Company Board of Directors shall have considered in good faith any revisions to the terms of this Agreement committed to in writing by Parent, and shall have determined, after consultation with the Company’s independent financial advisor and outside legal counsel, that the failure to make a Company Intervening Event Recommendation Change would be inconsistent with the Company Board of Directors’ fiduciary duties under applicable Law; provided, that the actions of the Company Board of Directors in making such determination and the Company’s authorizing and providing of such notice pursuant to this Section 5.4(f) shall not, if done in accordance with Section 5.4(f) and so long as the Company Board of Directors determines finally, at the end of any notice periods required pursuant to this Section 5.4(f), not to make a Company Intervening Event Recommendation Change and reaffirms the Company Recommendation, in and of itself, constitute a Company Adverse Recommendation Change, a violation of this Section 5.4 or a termination of this Agreement.

(g) Nothing contained in this Agreement shall prohibit the Company or the Company Board of Directors from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder, (ii) directing any person (or the representative of that person) that makes a Company Takeover Proposal to the provisions of this Section 5.4 or (iii) making a factually accurate public statement limited to a description of the Company’s receipt of a Company Takeover Proposal and the operation of this Agreement with respect thereto; provided that in the case of either clause (i), (ii) or (iii) no such action, position or disclosure that would amount to a Company Adverse Recommendation Change shall be permitted, made or taken other than in compliance with Section 5.4(e).

Section 5.5 Employee Matters.

(a) Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or its Subsidiaries who continues to be employed by Parent or the Surviving Corporation or any of their respective Subsidiaries following the Effective Time (collectively, the “Company Employees”) for so long as such Company Employee remains employed by Parent or the Surviving Corporation during the relevant period, (i) for one year following the Effective Time, a base salary or base wage rate no less than that provided to such Company Employee immediately prior to the Effective Time, (ii) for the remainder of the fiscal year in effect as of the Effective Time, a target annual cash incentive opportunity no less favorable than that provided to such Company Employee immediately prior to the Effective

Time and (iii) for one year following the Effective Time, employee benefits (including equity-based compensation eligibility and severance benefits, and excluding any defined benefit retirement benefits and retiree welfare benefits) that are, in Parent’s election, substantially comparable in the aggregate to (A) those generally provided to similarly situated employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries) or (B) those generally provided to employees of the Company as of immediately prior to the Effective Time (it being understood that the Company Employees may commence participation in Parent’s compensation and benefit plans on different dates following the Effective Time with respect to different compensation and benefit plans).

(b) Following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Corporation or their Subsidiaries in which the Company Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its ERISA Affiliates prior to the Closing Date for purposes of eligibility, vesting and benefit accrual under such Post-Closing Plans, in each case, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Company Benefit Plan in which such Company Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) apply for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Company Employee with respect to the same period of service, (iii) apply for purposes of any Post-Closing Plans (x) adopted after the Closing Date and under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Company Employee is first eligible to participate, Parent shall use commercially reasonable and good faith efforts to (A) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee to the extent such limitation or waiting period would have been waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time, and (B) credit each Company Employee for an amount equal to any medical, dental or vision expenses incurred by such Company Employee in the plan year in which such Company Employee is first eligible to participate in such Post-Closing Plan, for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan to the extent such expenses would have been credited under the Company Benefit Plan in which such Company Employee participated immediately prior to the Effective Time. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) If requested by Parent in writing delivered to the Company not less than ten (10) Business Days before the anticipated Effective Time, the Company Board of Directors (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company’s 401(k) plans (collectively, the “Company 401(k) Plan”), effective as of the date prior to the Closing Date. Following the Effective Time, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s applicable 401(k) plan (the “Parent 401(k) Plan”), permit the Company Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans to participants), in the form of cash (or in the case of loans, notes), in an amount equal to the full account balance distributed to such Company Employee from the Company 401(k) Plan to the Parent 401(k) Plan.

(d) The Company shall submit any communications with any employees or service providers of the Company and its Subsidiaries relating to (i) the transactions contemplated by this Agreement, (ii) employee benefits (other than those communications made in the ordinary course of business that do not relate to this Agreement or the transactions contemplated by this Agreement) and (iii) post-Closing terms of employment, to Parent for its review, comment and approval (not to be unreasonably withheld, conditioned or delayed) prior to distribution of such communications.

(e) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, the Surviving Corporation, the Company or any of their Subsidiaries or Affiliates; or (ii) alter or limit the ability of Parent, the Surviving Corporation, the Company or any of their Subsidiaries or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Without limiting the generality of Section 8.13 and any provision in this Agreement to the contrary notwithstanding, nothing in this Agreement shall create any third party beneficiary rights in any person other than the Parties hereto, including any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 5.6 Regulatory Approvals; Efforts.

(a) Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all reasonable things necessary, proper or advisable under any applicable Laws to consummate and make effective the Merger, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger, (ii) the satisfaction of the conditions to consummating the Merger, (iii) as promptly as reasonably practicable, taking all reasonable actions necessary to obtain (and cooperating with each other in obtaining) any consent, authorization, Order, waiting period expiration or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required under the HSR Act) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Merger or the transactions contemplated by this Agreement, and (iv) the execution and delivery of any reasonable additional instruments necessary to consummate

Merger and to fully carry out the purposes of this Agreement in accordance with its terms. Parent shall not, and shall cause its controlled Affiliates not to, enter into a transaction to acquire any asset, property, right, business or Person (including by way of merger, consolidation, share exchange, investment, joint venture, strategic alliance, other business combination, asset, stock or equity purchase or otherwise), that would reasonably be expected to prevent or materially delay satisfaction of the conditions set forth in Section 6.1(c) and 6.1(d).

(b) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required consents, authorizations, Orders, expiration or termination of waiting periods, or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 5.6. In that regard, prior to the Closing, each Party shall promptly consult with the other Parties to this Agreement with respect to and provide any necessary information and assistance as the other Parties may reasonably request with respect to (and, in the case of correspondence, provide the other Parties (or their counsel) copies of) all notices, submissions, or filings made by such Party with any Governmental Entity or any other information supplied by such Party to, or material correspondence with, a Governmental Entity in connection with this Agreement and the Merger. Each Party to this Agreement shall (A) promptly inform the other Parties to this Agreement, and if in writing, furnish the other Parties with copies of (or, in the case of oral communications, advise the other Parties orally of) any material communication from or to any Governmental Entity regarding the Merger, (B) permit the other Parties to review and discuss in advance, and consider in good faith the views of the other Parties in connection with, any proposed communication with any such Governmental Entity and (C) to the extent permitted by any applicable Governmental Entity, give the other Party a reasonable opportunity to attend and participate in any in-person meetings with such Governmental Entity regarding the Merger. The foregoing notwithstanding, the Parties agree that it is Parent’s primary right to devise the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 5.6 after consulting with, and taking into account in good faith any comments of, the Company or its Representatives relating to such strategy. If any Party to this Agreement or any Representative of such Parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Merger, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Parties to this Agreement in good faith, an appropriate response in substantial compliance with such request. Each Party shall furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity with respect to this Agreement and the Merger, and furnish the other Parties with such necessary information and reasonable assistance as the other Parties may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6 as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Anything to the contrary contained in this Section 5.6 notwithstanding, materials provided pursuant to this Section 5.6 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns.

(c) The Company and Parent shall use their respective reasonable best efforts to file, as promptly as practicable, but in any event no later than ten (10) Business Days after the date of this Agreement, all notifications required under the HSR Act and appropriate filings, if any are required, pursuant to foreign Antitrust Laws as promptly as practicable. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request as promptly as practicable, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process. The Parties agree to use reasonable best efforts to supply as promptly as practicable and advisable any additional information and documentary material that may be required under any other Antitrust Law and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under any other Antitrust Law prior to the End Date.

(d) Parent shall solely to the extent necessary to consummate and make effective the Merger (i) agree to propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect) by consent decree, hold separate order or otherwise, the sale, divestiture, license, holding separate, or other disposition of or restriction on any assets, licenses, rights, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries, and (ii) accept any operational restrictions or otherwise take or commit to take actions that would, after the Effective Time, limit Parent’s or any of its Affiliates’ freedom of action with respect to, or its ability to retain, any of the assets, licenses, rights, product lines, operations or businesses of any of Parent or the Company or any of their respective Subsidiaries; provided that Parent shall not be required to take (and the Company shall not without the prior written consent of Parent agree to take) any of the actions set forth in clauses (i) or (ii), in each case, if any such action, individually or in the aggregate, would be reasonably likely to materially and adversely affect (measured on a scale relative to the Company and its Subsidiaries, taken as a whole) the business of Parent, the Company, and their Subsidiaries, including the Surviving Corporation, after the Closing Date and giving effect to the Merger.

(e) In the event that any litigation, claim, suit, action or proceeding is commenced challenging the Merger or the other transactions contemplated by this Agreement under any Antitrust Law, each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, claim, suit, action or proceeding and to have vacated, lifted, reversed or overturned any Order resulting therefrom, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement.

Section 5.7 Preparation of the Form S-4 and the Proxy Statement/ Prospectus; Company Shareholders Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4 with respect to the shares of Parent Common Stock issuable in the Merger, which will include the Proxy Statement/Prospectus with respect to the Company Special Meeting. Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC and advise the other party on any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement/Prospectus and the Form S-4. The foregoing notwithstanding, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response), except to the extent such disclosures relate to a Company Adverse Recommendation Change. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the

Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company. Nothing in this Section 5.7(b) shall limit the obligations of any Party under Section 5.7(a).

(c) As promptly as reasonably practicable following the date of this Agreement, the Company shall, in consultation with Parent and in accordance with applicable Law and the Company Organizational Documents, establish a record date for, duly call, give notice of, convene and hold a special meeting of the Company’s shareholders to consider the proposal to adopt this Agreement (the “Company Special Meeting”). The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the shareholders of the Company entitled to vote at the Company Special Meeting and to hold the Company Special Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board of Directors, make the Company Recommendation, include such Company Recommendation in the Proxy Statement/Prospectus and shall solicit and use its reasonable best efforts to obtain the Company Shareholder Approval, except, in each case, during such time as a valid Company Adverse Recommendation Change in accordance with Section 5.4 is in effect. The Company shall not submit any other proposal to such holders in connection with the Company Special Meeting without the prior written consent of Parent. The Company shall ensure that all proxies solicited in connection with the Company Special Meeting are solicited in compliance with applicable Law. The foregoing provisions of this Section 5.7(c) notwithstanding, if, on a date for which the Company Special Meeting is scheduled, the Company (i) determines in good faith (after consultation with its outside legal counsel) that any supplement or amendment to the disclosure documents is required by Law to be provided to the Company’s shareholders or (ii) has not received proxies representing a sufficient number of shares of Company Common Stock to constitute a quorum or obtain the Company Shareholder Approval, the Company shall have the right to make one or more successive postponements or adjournments of the Company Special Meeting; provided that, without the prior written consent of Parent, in no event may the Company Special Meeting be postponed to later than the date that is twenty (20) Business Days after the date for which the Company Special Meeting was originally scheduled. All other postponements or adjournments shall require the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Nothing in this Agreement shall be interpreted to excuse the Company or the Company Board of Directors from complying with its unqualified obligation to submit this Agreement to its shareholders at the Company Special Meeting, and neither the Company nor the Company Board of Directors shall submit to the vote of its shareholders any Company Takeover Proposal other than the Merger, in each case without regard to whether a Company Takeover Proposal has been made or whether the Company Board of Directors has effected a Company Adverse Recommendation Change. Without limiting the foregoing, if the Company Board of Directors has effected a Company Adverse Recommendation Change as expressly permitted by Section 5.4, then the Company Board of Directors may submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended) and to the extent so requested by the Company to disclose (i) a Company Adverse Recommendation Change and (ii) a statement of the reason of the Company Board of Directors for making such Company Adverse Recommendation Change, the Company and Parent shall cooperate regarding, and shall promptly file with the SEC, any necessary amendment of, or supplement, to the Proxy Statement/Prospectus or the Form S-4, and to the extent required by Law, shall cooperate in disseminating the information contained in such amendment or supplement to shareholders of the Company.

Section 5.8 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Law may become, or may purport to be, applicable to the Merger, or any of the transactions contemplated by this Agreement, to grant such approvals and take such actions as are reasonably necessary so that the Merger and the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise eliminate or minimize the effects of such Law on the transactions contemplated by this Agreement.

Section 5.9 Public Announcements. Without limiting Section 5.4 or Section 5.7 or the Confidentiality Agreement, the Parties shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, and consider in good faith the comments of the other Parties on, any public announcement, statement or other disclosure with respect to this Agreement or the Merger and shall not issue any such public announcement or statement prior to such consultation, except as may be required by Law or by the rules and regulations of the Nasdaq or the NYSE, as applicable; provided that each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or analyst or investor calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Parent (or made by one party after having consulted with the other party). Without limiting Section 5.4, the Company shall not be required to provide any review or comment to Parent regarding any statement, release or disclosure in response to or in connection with the receipt and existence of a Company Takeover Proposal, its consideration of making or its making of Company Adverse Recommendation Change or any matters related thereto. The Company and Parent agree to issue the previously agreed upon form of joint press release announcing the execution and delivery of this Agreement promptly following the execution of this Agreement.

Section 5.10 Indemnification and Insurance.

(a) All rights to indemnification and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time and related advancement of expenses now existing in favor of any present and former director, officer, employee of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of its Subsidiaries (in each case, when acting in such capacity) (collectively, together with their respective heirs, executors and administrators, the “Company Indemnified Parties”) as provided in the Company Organizational Documents (or Company Subsidiary Organizational Documents) or any indemnification agreements in existence as of the date hereof and set forth on Section 5.10(a) of the Company Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of such Company Indemnified Parties, and Parent shall cause the Surviving Corporation to perform its obligations thereunder. The foregoing notwithstanding, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Company Indemnified Party with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the rights to indemnification and exculpation from Liabilities and advancement of expenses referenced in the preceding sentence shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(b) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless each Company Indemnified Party against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or Liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries or other fiduciary in any entity, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company and pertaining to matters existing or occurring or actions or omissions taken prior to or at the Effective Time, including with respect to this Agreement and the Merger, to the fullest extent permitted by applicable Law, and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, also advance expenses to the Company Indemnified Parties as incurred to the fullest extent permitted by applicable Law; provided that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Company Indemnified Party is not entitled to indemnification under this Section 5.10 or otherwise.

(c) For a period of six (6) years after the Effective Time, the Surviving Corporation shall and Parent shall cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premium paid for the year ending December 31, 2017 by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Parent or the Company (following prior consultation with Parent) may obtain at or prior to the Effective Time a six (6)-year prepaid “tail” policy providing equivalent coverage to that described in the preceding sentence; provided that if the total cost for such prepaid “tail” policy exceeds the Premium Cap, then the Surviving Corporation may obtain a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect for such six-year period, and continue to honor the obligations thereunder.

(d) In the event that Parent or the Surviving Corporation (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.10.

(e) The rights of each Company Indemnified Party pursuant to this Section 5.10 shall be in addition to, and not in limitation of, any other rights such Company Indemnified Party may have under the Company Organizational Documents (or Company Subsidiary Organizational Documents) or under applicable Law. The provisions of this Section 5.10 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. In the event of any breach by the Surviving Corporation or Parent of this Section 5.10, Parent or the Surviving Corporation shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by the Company Indemnified Parties in enforcing the indemnity and other obligations provided in this Section 5.10 as such fees are incurred upon the written request of such Company Indemnified Party.

(f) From and after the Effective Time, Parent shall cause the Surviving Corporation to perform all of its respective obligations under this Section  5.10.

Section 5.11 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.13 Financing and Financing Cooperation.

(a) Parent and Merger Sub shall use their reasonable best efforts to obtain the Financing contemplated by the Commitment Letter (or in the event any portion or all of such Financing becomes unavailable or otherwise undesirable, alternative financing (in an amount sufficient, together with the remaining Financing contemplated by the Commitment Letter, if any, and any other sources available to Parent and Merger Sub, to fund the payment of the Merger Amounts) from the same or other sources) as and to the extent (but only to the extent) required to fund the Merger Amounts. Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing (or replacement thereof). Without limiting the generality of the foregoing, Parent shall give the Company prompt notice (i) upon becoming aware of any material breach or default by any party to the Commitment Letter (or any replacement thereof) or definitive agreements related to the Financing and (ii) of the receipt of any notice or other communication from any Person party to any definitive document relating to the Financing (or any replacement thereof) or the Commitment Letter (or any replacement thereof) with respect to any material breach of Parent or any of its Affiliates of its obligations under any such document or letter or default, termination or repudiation by any party to any such document or letter. Unless the Financing contemplated by the Commitment Letter (or any replacement thereof) becomes unavailable in whole or in part, Parent shall not, without the prior written consent of the Company agree to amend, modify, supplement, restate, substitute or replace the Commitment Letter (or any replacement thereof) if such amendment, modification, supplement, restatement, substitution or replacement (a) materially expands the conditions precedent to the funding on the Closing Date of the Financing as set forth in the Commitment Letter as in effect as of the date hereof (or in such replacement, as applicable) or (b) taking into account the expected timing of the Marketing Period, would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement.

(b) The Company shall and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to provide all cooperation that is necessary, customary or advisable and requested by Parent to assist Parent and Merger Sub in arranging, obtaining and syndicating any of the Financing including, without limitation, by (i) making senior management and advisors of the Company and its Subsidiaries available to participate at reasonable times in a reasonable number of meetings, presentations, road shows and due diligence sessions that are requested a reasonable time period in advance with proposed lenders, underwriters, initial purchasers or placement agents, and in sessions with rating agencies, (ii) providing reasonable and timely assistance to Parent and the Financing Entities in their preparation of (1) materials for lender presentations, confidential information memoranda (public and non-public), offering memoranda, prospectuses and similar documents customary or required in connection with the Financing and (2) customary pro forma financial statements reflecting the Merger and the Financing (it being understood that nothing in this Section 5.13(b) shall require the Company to prepare any pro forma financial statements), (iii) as promptly as practicable on an ongoing basis, furnishing Parent and the Financing Entities with (I) the Required Financial Information; (II) the Closing Financial Information and (III) such other financial and other information relating to the Company and its Subsidiaries as is customary or reasonably necessary for the arrangement, syndication and completion of the Financing, (iv) if requested in writing by Parent at least eight (8) Business Days prior to the Closing Date, furnish to Parent and the Financing Parties all information regarding the Company and its Subsidiaries that is requested by Parent and required in connection with the Financing by regulatory authorities under applicable “beneficial ownership,” “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, at least five (5) Business Days prior to the Closing Date, (v) providing customary authorization letters authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Parties for the Financing that such information does not contain a material misstatement or omission and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about the Company and its Subsidiaries or its or their securities, (vi) executing and delivering definitive financing documents, including any pledge and security documents, any loan agreements, guarantees, currency or interest hedging agreements, certificates, and other definitive financing documents, and in each case assisting in the preparation of applicable schedules and other information necessary in connection therewith, and (vii) using reasonable best efforts to facilitate the pledging of collateral (including delivery of stock and other equity certificates of Company and its Subsidiaries at the Effective Time). To the extent practicable, the Company shall be given a reasonable opportunity to review and comment on any information regarding the Company contained in any materials, documents or memoranda to be presented at any meetings conducted in connection with the Financing at which the senior management or advisors of the Company and its Subsidiaries are requested by Parent or Merger Sub to be present.

(c) The provisions of Section 5.13(b) notwithstanding, nothing in the foregoing Section 5.13(b) will require the Company or any of its Subsidiaries or any of their respective Representatives to (i) agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (ii) take any action or provide any assistance that would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries, (iii) take any action or provide any information that will conflict with or violate its organizational documents or any applicable material Laws or (in the case of the disclosure of information) would result in the waiver of any legal privilege (provided, however, that the Company shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by Law or to the maximum extent that does not result in a loss of such legal privilege, as applicable, and in the event that the Company or any of its Subsidiaries does not provide access or information in reliance on this clause, the Company shall provide notice to Parent that information is being withheld), (iv) give indemnities that are effective prior to the Effective Time for which it is not simultaneously indemnified by Parent, (v) pass resolutions or consents to approve or authorize the execution of the Financing or any definitive agreements with respect thereto prior to the Effective Time, provided that the Company and its Subsidiaries and Representatives shall cooperate with Parent to replace any officers and directors of the Company and its Subsidiaries who will not be employed thereby immediately after Closing with Persons designated by Parent and to add any officers and directors designated by Parent, such replacements and additions to become effective immediately at Closing, (vi) cause the execution of any certificates or other documents (other than customary authorization and representation letters) by any employee whose employment by the Company or any of its Subsidiaries will terminate prior to or upon Closing, or (vii) take any action pursuant to this Section 5.13 or any other provision of this Agreement that would reasonably be expected to result in personal liability to a director, officer or other personnel. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument (other than customary authorization and representation letters) relating to the Financing will be required to be effective until the Effective Time.

(d) Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, all non-public or other confidential information provided by the Company or any of its Representatives to Parent pursuant to this Agreement will be kept confidential in accordance with the Confidentiality Agreement, except that Parent will be permitted to disclose such information to any Financing Parties or prospective Financing Parties (and, in each case, to their respective counsel and auditors) so long as such information is furnished by Parent subject to customary confidentiality undertakings in connection with the Financing.

(e) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing and the cooperation of the Company and its Subsidiaries and Representatives contemplated by Section 5.13(a), and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing, any cooperation pursuant to Section 5.13(a) and any information used in connection therewith, except with respect to (i) any information provided in writing by the Company or any of its Subsidiaries for use in connection with the Financing or (ii) any fraud, intentional misrepresentation, gross negligence or willful misconduct by any such persons or material breach by any such persons of their obligations hereunder.

(f) The Company shall and shall cause each of its Subsidiaries to deliver all notices and take other actions required to facilitate the termination of commitments under the Company Credit Agreement, repayment in full of all obligations under the Company Credit Agreement and release of any Liens and guarantees in connection therewith on the Closing Date. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to furnish to Parent, no later than one (1) Business Day prior to the Closing Date, a customary payoff letter with respect to the Company Credit Agreement (the “Payoff Letter”) in substantially final form and in form and substance reasonably satisfactory to Parent from all financial institutions and other Persons to which Indebtedness under the Company Credit Agreement or “Credit Agreement Obligations” (as defined in the Company Credit Agreement) are owed, or the applicable agent, trustee or other representative on behalf of all such Persons, which Payoff Letter shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other outstanding and unpaid obligations related to such Indebtedness and other obligations as of the Closing Date (the “Payoff Amount”) and (y) state that all obligations (including guarantees) in respect thereof and Liens in connection therewith on the assets of the Company or any Subsidiary of the Company shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the Persons holding such Indebtedness or other obligations, be released and terminated, or arrangements satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit or similar Indebtedness.

Section 5.14 Transaction Litigation.

(a) Prior to the Effective Time, the Company shall provide Parent with prompt notice of any shareholder litigation or claim against the Company and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement (“Company Transaction Litigation”) (including by providing copies of all pleadings with respect thereto). The Company shall control the defense, settlement (subject to the limitations in the following sentence) or prosecution of any Company Transaction Litigation and the Company shall allow Parent to participate in and shall consult with Parent with respect to the defense, settlement and prosecution of any Company Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Company Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, any Company Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, if any Company Transaction Litigation continues after the Effective Time, the Company’s pre-Effective Time directors and officers may continue to retain the same counsel engaged prior to the Effective Time with respect thereto.

(b) Prior to the Effective Time, Parent shall provide the Company with prompt notice of any stockholder litigation or claim against Parent and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement (“Parent Transaction Litigation”) (including by providing copies of all pleadings with respect thereto). Parent shall control the defense, settlement (subject to the limitations in the following sentence) or prosecution of any Parent Transaction Litigation and Parent shall consult with the Company with respect to the defense, settlement and prosecution of any Parent Transaction Litigation and shall consider in good faith the Company’s advice with respect to such Parent Transaction Litigation. Parent may not compromise, settle or come to an arrangement regarding, or offer or agree to compromise, settle or come to an arrangement regarding, any Parent Transaction Litigation that would prevent or materially delay or impair the consummation of the Merger without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). If any litigation or claim meets the definition of both Company Transaction Litigation and Parent Transaction Litigation, it shall be treated as Parent Transaction Litigation, unless such litigation or claim against Parent and/or its directors or officers is only with respect to aiding and abetting or similar theories, in which case such litigation or claim shall be treated as Company Transaction Litigation.

Section 5.15 Stock Exchange Matters.

(a) Parent shall file a notification of listing of additional shares (or such other form as may be required) with Nasdaq with respect to the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, and shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.

(b) Prior to the Effective Time, Parent and the Company shall cooperate in taking, or causing to be taken, all actions reasonably necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act, in each case, as promptly as practicable after the Effective Time, provided that such delisting and termination shall not be effective until after the Effective Time.

Section 5.16 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement in accordance with its terms or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Merger, the officers of the Surviving Corporation shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

Section 5.17 Advice of Changes. The Company and Parent shall each promptly advise the other Party (a) of any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger or (b) upon receiving any communication from any Governmental Entity or third party (including any securities market or exchange) whose consent or approval is required for consummation of the Merger that causes such Party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

Section 5.18 Obligations of Merger Sub. Parent shall cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 5.19 Dividend Record Dates. The Company shall coordinate with Parent to designate the record dates and payment dates for the Company’s quarterly dividends to coincide with the record dates and payment dates for Parent’s quarterly dividends, it being the intention of the parties that holders of Parent Common Stock and Company Common Stock shall not receive two dividends, or fail to receive for one dividend, for any single fiscal quarter with respect to their Parent Common Stock and Company Common Stock as set forth on Schedule 5.19 of the Parent Disclosure Schedule.

Section 5.20 Director Resignations. Except as otherwise directed by Parent prior to the Effective Time, the Company shall cause to be delivered to Parent prior to the Closing resignations executed by each director in office as of immediately prior to the Effective Time of the Company and each of its Subsidiaries designated by Parent and effective upon the Effective Time.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Shareholder Approval. The affirmative vote of the holders of a majority of the issued and outstanding shares of the Company Common Stock in favor of the adoption of this Agreement shall have been obtained.

(b) Registration Statement. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no Proceedings for that purpose shall have been initiated by the SEC.

(c) No Legal Prohibition. No Governmental Entity shall have entered or issued an Order or adopted or enacted a Law that continues to be effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger.

(d) Regulatory Approval. Any waiting period (and extensions thereof) applicable to the Merger under the HSR Act shall have expired or been terminated.

(e) Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment (or waiver by Parent, to the extent permissible under applicable Law) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Article III (other than in Section 3.2(a), Section 3.2(b), Section 3.3(a), Section 3.3(b), Section 3.3(c), Section 3.10(b) and Section 3.20), shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to materiality, Company Material Adverse Effect and similar qualifiers contained in such representations and warranties) that, individually or in the aggregate, have not had or would not reasonably be expected to have a Company Material Adverse Effect, (ii) Section 3.2(a) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, (iii) Section 3.2(b), Section 3.3(a), Section 3.3(b), Section 3.3(c), and Section 3.20 shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date and (iv) Section 3.10(b) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all covenants required by the Agreement to be performed or complied with by it at or prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Closing Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

Section 6.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in (i) Article IV (other than in Section 4.2(a), Section 4.2(b), Section 4.3(a), Section 4.3(b), Section 4.10(b) and Section 4.15) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, other than for failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) that, individually or in the aggregate, have not had or would not reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 4.2(a) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except for any de minimis inaccuracies, (iii) Section 4.2(b), Section 4.3(a), Section 4.3(b) and Section 4.15 shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date and (iv) Section 4.10(b) shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period need be true and correct (in the manner set forth in clauses (i), (ii), (iii) and (iv), as applicable) only as of such date or period.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all covenants required by the Agreement to be performed or complied with by them at or prior to the Closing.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there has not been any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Closing Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Anything in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (except as otherwise provided below, whether before or after receipt of the Company Shareholder Approval), as follows:

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Effective Time shall not have occurred on or prior to February 14, 2019 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any Party whose breach of any of its representations, warranties, covenants or agreements contained in this Agreement was the principal cause of the Effective Time not occurring prior to the End Date, and provided, further, that if on the End Date all of the conditions to Closing, other than the condition set forth in Section 6.1(c) or Section 6.1(d) as it relates to an Antitrust Law, shall have been satisfied or waived (other than any such conditions that by their nature are to be satisfied at or immediately prior to the Closing, which conditions shall be capable of being satisfied at such time), the End Date may be extended by either Party to May 14, 2019 by written notice to the other Party;

(c) by either the Company or Parent, if a Governmental Entity of competent jurisdiction shall have entered or issued a final and nonappealable Order that remains in effect, or shall have adopted or enacted a Law that remains in effect, in either case, that permanently restrains, enjoins or makes illegal the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party if such Order (or such Order becoming final and nonappealable) was due to the material breach by such Party of any covenant or other agreement of such Party set forth in this Agreement;

(d) by either the Company or Parent, if the Company Shareholder Approval shall not have been obtained upon a vote held at the Company Special Meeting as it may be adjourned or postponed in accordance with this Agreement;

(e) by the Company (provided that the Company is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement) if (i) Parent or Merger Sub has materially breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the conditions in Section 6.1 or Section 6.3 not being satisfied and (ii) which breach, failure to perform or inaccuracy is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is thirty (30) Business Days following written notice from the Company to Parent describing such breach or failure to perform in reasonable detail;

(f) by Parent (provided that Parent is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement), if the Company has materially breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would result in the conditions in Section 6.1 or Section 6.2 not being satisfied and which breach or failure to perform is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is thirty (30) Business Days following written notice from Parent to the Company describing such breach or failure to perform in reasonable detail; or

(g) by Parent, prior to receipt of the Company Shareholder Approval, (i) at any time following a Company Adverse Recommendation Change or (ii) in the event of a Willful Breach by the Company of any of the material covenants or agreements contained in Section 5.4 or Section 5.7, which breach is either not curable or is not cured by the earlier of (A) the End Date and (B) the date that is thirty (30) Business Days following written notice from Parent to the Company describing such breach in reasonable detail.

The party seeking to terminate this Agreement pursuant to this Section 7.1 shall give written notice of such termination to the other parties in accordance with Section  8.7, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall become null and void and of no effect without Liability on the part of any Party hereto, and all rights and obligations of any Party hereto shall cease, except (i) as provided in Section 7.3 or (ii) Liability arising out of or resulting from fraud or any Willful Breach of any provision of this Agreement occurring prior to termination (in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity); provided that the Confidentiality Agreement and the provisions of this Section 7.2, Section 7.3 and Article VIII shall survive any termination of this Agreement.

Section 7.3 Termination Fees.

(a) If (i) this Agreement is terminated pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(f) (for a Willful Breach only), (ii) a Company Takeover Proposal shall have been publicly announced or publicly disclosed after the date of this Agreement and prior to such termination shall not have been publicly withdrawn and (iii) at any time on or prior to the twelve (12)-month anniversary of such termination, the Company enters into a definitive agreement with respect to, or consummates, the Company Takeover Proposal referred to in clause (ii) above (a “Company Takeover Transaction”), the Company shall pay Parent the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds, upon the earlier of entering into such definitive agreement with respect to the Company Takeover Transaction or the consummation of the Company Takeover Transaction; provided that for the purposes of clause (iii) only, all references in the definition of Company Takeover Proposal to “twenty-five percent (25%)” shall instead be references to “fifty percent (50%).”

(b) If Parent terminates this Agreement pursuant to Section 7.1(g), the Company shall pay Parent the Termination Fee, by wire transfer (to an account designated by Parent) in immediately available funds, within three (3) Business Days after such termination.

(c) “Termination Fee” shall be $38,765,000, in cash. Anything to the contrary in this Agreement notwithstanding, if the Termination Fee shall become due and payable in accordance with this Section 7.3, from and after such termination and payment of the Termination Fee in full pursuant to and in accordance with this Section 7.3, the Company and its Affiliates and Representatives (in the case of a payment of the Termination Fee by the Company) shall have no further Liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 7.3, except in the case of fraud. Each of the Parties hereto acknowledges that the Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Termination Fee is due and payable and do not involve fraud, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to more than one payment of the Termination Fee in connection with a termination of this Agreement pursuant to which such Termination Fee is payable. For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance in accordance with Section 8.5 and the payment of the Company Termination Fee under this Section 7.3, under no circumstances shall Parent and Merger Sub be permitted or entitled to receive the Termination Fee (if entitled under this Section 7.3) if the Merger is consummated.

(d) The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the Merger, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner any amount due pursuant to this Section 7.3, then (i) the Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus two percent (2%).

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses; Transfer Taxes.

(a) Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the other transactions contemplated by this Agreement shall be paid by the Party incurring or required to incur such expenses; provided, however, that Parent and the Company shall each pay one-half of all filing fees required under the HSR Act and filing fees and printing and mailing costs for the Proxy Statement/Prospectus.

(b) Except as otherwise provided in Section 2.2(d), all transfer, documentary, sales, use, stamp, registration and other such similar non-income Taxes imposed with respect to the transfer of Company Common Stock pursuant to the Merger shall be borne by Parent or Merger Sub and expressly shall not be a liability of holders of Company Common Stock.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware; provided that matters relating to the fiduciary duties of the Company Board of Directors shall be subject to the laws of the State of Texas.

Section 8.5 Jurisdiction; Specific Enforcement. The Parties’ rights in this Section 8.5 are an integral part of the transactions contemplated by this Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached, and that money damages would not be an adequate remedy, even if available. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 7.3), and each Party hereby waives any objection to the availability of such injunctive relief to prevent breaches or threatened breaches of this Agreement. In the event any Party seeks any remedy referred to in this Section 8.5, such Party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. In addition, each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or the Merger in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the Parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING).

Section 8.7 Notices. All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) upon actual delivery if personally delivered to the Party to be notified; (b) when sent if sent by email or facsimile to the Party to be notified; provided, however, that notice given by email or facsimile shall not be effective unless (i) such notice specifically states that it is being delivered pursuant to this Section 8.7 and (ii) either (A) a duplicate copy of such email or facsimile notice is promptly given by one of the other methods described in this Section 8.7 or (B) the receiving Party delivers a written confirmation of receipt for such notice either by email (excluding “out of office” or similar automated replies) or facsimile or any other method described in this Section 8.7; or (c) when delivered if sent by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:

If to Parent or Merger Sub, to:

Cabot Microelectronics Corporation
870 North Commons Drive

Aurora, Illinois 60504
Facsimile:	(630) 499-2655
Attention:	H. Carol Bernstein
Vice President, Secretary and General Counsel
Email:	carol_bernstein@cabotcmp.com

with copies (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile:	(212) 403-2000
Attention:	Edward D. Herlihy
Brandon C. Price
Email:	EDHerlihy@wlrk.com
BCPrice@wlrk.com

If to the Company, to:

KMG Chemicals, Inc.
300 Throckmorton Street, Suite 1900
Fort Worth, Texas 76102
Facsimile:	(817) 720-1043
Attention:	Roger C. Jackson
Vice President, General Counsel and Secretary
Email:	rjackson@kmgchemicals.com

with copies (which shall not constitute notice) to:

Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Facsimile:	(713) 236-5557
Attention:	Bill Nelson
Kristina Trauger
Email:	bill.nelson@haynesboone.com
kristina.trauger@haynesboone.com

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Facsimile:	(212) 848-7179
Attention:	George A. Casey
Heiko Schiwek
Email:	george.casey@shearman.com
hschiwek@shearman.com

or to such other address as any Party shall specify by written notice so given. Any Party to this Agreement may notify any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties hereto without the prior written consent of the other Parties; provided, however, that each of Merger Sub and Parent may assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Company, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the Parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of a waiver by the Party against whom enforcement is sought, and in the case of an amendment, by the Company, Parent, and Merger Sub, provided that after receipt of the Company Shareholder Approval, no amendment to this Agreement shall be made that by Law requires further approval by such stockholders without obtaining such further approval. At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent permissible by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub, in the case of an extension by the Company, or of the Company, in the case of an extension by Parent and Merger Sub, as applicable, (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of any such Party contained herein. The foregoing notwithstanding, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and (b) except for the provisions of Section 5.10, this Agreement is not intended to, and does not, confer upon any person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, each Company Indemnified Party shall be an express third-party beneficiary of and shall be entitled to rely upon Section 5.10 and this Section 8.13.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “since” when used in this Agreement in reference to a date shall be deemed to be inclusive of such date. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References herein to a person are also to such person’s successors and permitted assigns. All references in this Agreement to “$” or other monetary amounts refer to U.S. dollars. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court, (b) agrees that any such Proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing, (c) agrees not to bring or support or permit any of its Affiliates to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such Proceeding or proceeding shall be effective if notice is given in accordance with Section 8.7, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Financing, the Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Parent, Merger Sub or their respective Subsidiaries) relating to or arising out of this Agreement, the Commitment Letter, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) hereby waives any and all claims and causes of action against the Financing Parties relating to or arising out of this Agreement, the Commitment Letter, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (i) agrees not to commence (and if commenced agree to dismiss or otherwise terminate, and not to assist) any Proceeding against any Financing Party under this Agreement, the Financing, the Commitment Letter or the transactions contemplated hereby or thereby, (j) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 8.15, and (k) agrees that the provisions of this Section 8.15 and the definitions of “Financing Entities” and “Financing Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any manner adverse to the Financing Parties without the prior written consent of the Financing Entities.

Section 8.16 Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any Party means any corporation, partnership, association, trust or other form of legal entity of which (i) fifty percent (50%) or more of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such Party or (ii) such Party or any Subsidiary of such Party is a general partner on the date hereof. References in this Agreement (except as specifically otherwise defined) to “Affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the knowledge, after reasonable inquiry, of the individuals listed in Section 8.16(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the knowledge, after reasonable inquiry, of the individuals listed on Section 8.16(a) of the Company Disclosure Schedule.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those that are contained in the Confidentiality Agreement (including standstill terms; provided, that such “standstill terms” need not restrict a Person from making confidential proposals to the Company (including the Company Board of Directors in respect of a Company Takeover Proposal).

(ii) “Antitrust Laws” means any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including, but not limited to, the HSR Act.

(iii) “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to close.

(iv) “Closing Financial Information” means (i) the information relating to the Company and its Subsidiaries described in Section 5 of Exhibit C to the Commitment Letter as in effect as of the date hereof and (ii) all financial and related information relating to the Company and its Subsidiaries that is necessary to permit Parent and Merger Sub to prepare the information described in Section 6 of Exhibit C to the Commitment Letter as in effect as of the date hereof.

(v) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(vi) “Company Benefit Plan” means each employee benefit plan, program, policy, agreement or arrangement, including pension, retirement, supplemental retirement, profit-sharing, deferred compensation, stock option, change in control, retention, employment, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other compensatory or employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained or sponsored by the Company or any Subsidiary or any of their ERISA Affiliates, or to which the Company or any Subsidiary or any of their ERISA Affiliates contributes or is obligated to contribute or might otherwise have or reasonably be expected to have any Liability.

(vii) “Company Credit Agreement” means the Credit Agreement, dated as of June 15, 2017, by and among the Company, as the borrower, the lenders party thereto, and KeyBank National Association, as administrative agent, as amended by that certain First Amendment to Credit Agreement, dated as of December 19, 2017, by and between the Company, KeyBank National Association, as administrative agent, and the other parties thereto.

(viii) “Company Intervening Event” means any fact, change, circumstance, event, occurrence or development or combination thereof that (A) was not known or reasonably foreseeable to the Company Board of Directors as of the date of this Agreement and (B) does not relate to any Company Takeover Proposal; provided, however, that (1) any change in the price or trading volume of the Company Common Stock or Parent Common Stock shall not be taken into account for purposes of determining whether a Company Intervening Event has occurred (it being understood, however, that any underlying cause thereof may be taken into account for purposes of determining whether a Company Intervening Event has occurred); and (2) in no event shall any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Parent or any of its Subsidiaries constitute a Company Intervening Event unless such fact, circumstance, occurrence, event, development, change or condition or combination thereof has had or would reasonably be expected to have a Parent Material Adverse Effect.

(ix) “Company Material Adverse Effect” means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing (x) which is materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that no fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing resulting from or arising out of any of the following, individually or in the aggregate, shall constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred: (A) changes after the date of this Agreement in GAAP or the official interpretation or enforcement thereof; (B) changes after the date of this Agreement in Laws or the official interpretation or enforcement thereof; (C) changes after the date of this Agreement in global, national or regional political conditions, outbreaks or escalations of hostilities, declared or undeclared acts of war, or acts of terrorism, epidemics or pandemics (including the general worsening of any of the foregoing), national or international emergencies in any country, or changes in economic or market conditions (including securities markets, credit markets, currency markets and other financial markets) in any country; (D) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions; (E) the announcement or pendency of this Agreement, including the identity of Parent or any of its Affiliates or any public or written communication by Parent or any of its Affiliates (including the impact thereof on the relationship of the Company or any of Company’s Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners); (F) changes in the trading price or trading volume of the Company Common Stock or the failure of the Company to meet any internal or public projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, or changes in the credit rating or the ratings outlook for the Company or any of its Subsidiaries (but not, in each case, the underlying cause of such changes or failures, except to the extent such underlying cause would otherwise be excepted from this definition); (G) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its Affiliates; (H) any actions taken or omitted to be taken by the Company or any of its Subsidiaries at the written request of Parent or any of its Representatives; and (I) any claims or actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement or the Merger (including any shareholder litigation); except, with respect to clauses (A), (B), (C) or (D), to the extent that the effects of such fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing are disproportionately adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect, or (y) which prevents the ability of the Company to consummate the Merger prior to the End Date.

(x) “Company Owned Intellectual Property” means all Intellectual Property that, in whole or in part, is owned by the Company or any of its Subsidiaries and that is material to the Company and its Subsidiaries, taken as a whole.

(xi) “Company Performance Stock Award” means each Company RSU Award that is subject to performance-based vesting conditions.

(xii) “Company Registrations” means all Intellectual Property Registrations that are included in the Company Owned Intellectual Property.

(xiii) “Company RSU Award” means each compensatory stock unit with respect to a share of Company Common Stock granted under a Company Stock Plan that is subject to vesting, repurchase, lapse or other similar restrictions and is not a Company Performance Stock Award.

(xiv) “Company Stock Plans” means the 2016 Long Term Incentive Plan, as amended and 2009 Long-Term Incentive Plan, and any applicable award agreements governing awards granted under any of the foregoing, collectively.

(xv) “Company Superior Proposal” means a bona fide written Company Takeover Proposal (provided that, for purposes of this definition, references in the definition of Company Takeover Proposal to “twenty-five percent (25%)” shall be deemed references to “fifty percent (50%)”) that the Company Board of Directors determines in good faith, after consultation with the Company’s independent financial advisor and outside legal counsel, taking into account the timing and likelihood of consummation relative to the transactions contemplated by this Agreement and after giving effect to any changes to this Agreement committed to in writing by Parent in response to such Company Takeover Proposal and all other financial, legal, regulatory, tax and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal, as the Company Board of Directors deems relevant, is reasonably capable of being completed on the terms proposed and is more favorable to the shareholders of the Company from a financial point of view than the Merger.

(xvi) “Company Takeover Proposal” means any proposal or offer from any person (other than Parent and its Subsidiaries) relating to, whether in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries, (B) any acquisition of twenty-five percent (25%) or more of the outstanding Company Common Stock or securities of the Company representing more than twenty-five percent (25%) of the voting power of the Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of the Company) of assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing twenty-five percent (25%) or more of the consolidated assets, revenues or net income of the Company, (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning twenty-five percent (25%) or more of the outstanding Company Common Stock or securities of the Company representing more than twenty-five percent (25%) of the voting power of the Company, or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company other than the Company Common Stock) involved is twenty-five percent (25%) or more.

(xvii) “Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment, purchase order or other instrument or obligation that is legally binding.

(xviii) “Copyrights” means copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors, and all copyrights in other works of authorship, including software.

(xix) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, or any other natural resource), or any exposure to or Release of, or the management, use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of any Hazardous Materials, in each case as in effect as of the date of this Agreement.

(xx) “Equity Award Exchange Ratio” means the sum of (A) the Exchange Ratio and (B) the quotient (rounded to four decimal places) obtained by dividing the Cash Consideration by the Parent Trading Price.

(xxi) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(xxii) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xxiii) “Exchange Ratio” means 0.2000.

(xxiv) “Financing” means any equity, debt or other financing arranged or obtained (or attempted to be arranged or obtained) by Parent or Merger Sub for the purpose of financing the payment by Parent and Merger Sub of the Merger Amounts.

(xxv) “Financing Entities” means each equity, debt and other financing provider and each other Person (including each agent and arranger) that commits to provide or has otherwise entered into agreements with Parent or any of its Subsidiaries to provide Financing to Parent or Merger Sub.

(xxvi) “Financing Parties” means the Financing Entities and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Parent nor any Affiliate of Parent shall be a Financing Party.

(xxvii) “Government Contract” means any prime contract, subcontract, basic ordering agreement, letter contract, purchase order, delivery order, change order, arrangement, tender or other commitment of any kind between the Company or any Subsidiary of the Company, on the one hand, and any Governmental Entity or prime contractor or subcontractor to a Governmental Entity, on the other hand.

(xxviii) “Governmental Entity” means any U.S. federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any national securities exchange or national quotation system or any SRO.

(xxix) “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any petroleum or natural gas hydrocarbons or any fraction thereof, asbestos or asbestos-containing material in friable form, polychlorinated biphenyls, lead paint, and any substance defined or regulated under any Environmental Law as toxic, radioactive, or infectious, or as a hazardous substance, material or agent.

(xxx) “Indebtedness” means, with respect to any person, without duplication, as of the date of determination, (A) all obligations of such person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such person incurred in the ordinary course of business consistent with past practice), (D) all lease obligations of such person that are required to be capitalized in accordance with GAAP on the books and records of such person, (E) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such person, whether or not the Indebtedness secured thereby have been assumed, (F) all obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement or any derivative transaction of any kind (valued at the termination value thereof), (G) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon, and (H) all guarantees and keepwell arrangements of such person of any Indebtedness of any other person other than a wholly owned subsidiary of such person.

(xxxi) “Intellectual Property” means the following, subsisting anywhere in the world:

(A) Patent Rights;

(B) registered trademarks and service marks, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress (“Trademarks”), and all goodwill in the foregoing;

(C) Copyrights;

(D) rights in trade secrets and confidential business information, including rights in know-how, manufacturing and product processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice;

(E) Internet domain names; and

(F) any other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the laws of all jurisdictions).

(xxxii) “Intellectual Property Registrations” means issued and applied-for Patent Rights, registrations and applications for Trademarks, and registrations and applications for Copyrights.

(xxxiii) “Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

(xxxiv) “Marketing Period” means the first period of eighteen (18) consecutive Business Days after the date of this Agreement throughout which (i) Parent shall have received from the Company all of the Required Financial Information and during which period such information shall remain accurate and complete and (ii) the conditions set forth in Section 6.1 and Section 6.2 (other than Section 6.1(a) and Section 6.1(e) and those conditions that by their terms are to be satisfied at Closing) have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.1 and Section 6.2 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such eighteen (18) Business Day period; provided that (i) November 23, 2018 shall not constitute a Business Day for the purposes of the Marketing Period, (ii) if the Marketing Period has not ended by August 17, 2018 then the Marketing Period shall not begin before September 4, 2018 and (iii) if the Marketing Period has not ended on or prior to December 21, 2018, then the Marketing Period shall not begin before January 2, 2019; provided, further, that the Marketing Period will not be deemed to have commenced if prior to the completion of the Marketing Period, (A) the Company’s auditors shall have withdrawn any of their audit opinions contained in the Required Financial Information in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors, or (B) the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements included in the Required Financial Information have been amended and delivered to Parent or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP.

(xxxv) “Nasdaq” means the Nasdaq Global Select Market.

(xxxvi) “OFAC” means the U.S. Department of Treasury, Office of Foreign Assets Control.

(xxxvii) “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement of a Governmental Entity, whether civil, criminal or administrative and whether formal or informal.

(xxxviii) “Parent Benefit Plan” means each employee benefit plan, program, policy, agreement or arrangement, including pension, retirement, supplemental retirement, profit-sharing, deferred compensation, stock option, change in control, retention, employment, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other compensatory or employee benefit plan or fringe benefit plan, including any “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, maintained or sponsored by Parent or any Subsidiary or any of their ERISA Affiliates, or to which Parent or any Subsidiary or any of their ERISA Affiliates contributes or is obligated to contribute or might otherwise have or reasonably be expected to have any Liability.

(xxxix) “Parent Material Adverse Effect” means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing (x) which is materially adverse to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole; provided, however, that no fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing resulting from or arising out of any of the following, individually or in the aggregate, shall constitute a Parent Material Adverse Effect or be taken into account in determining whether a Parent Material Adverse Effect has occurred: (A) changes after the date of this Agreement in GAAP or the official interpretation or enforcement thereof; (B) changes after the date of this Agreement in Laws or the official interpretation or enforcement thereof; (C) changes after the date of this Agreement in global, national or regional political conditions, outbreaks or escalations of hostilities, declared or undeclared acts of war, or acts of terrorism, epidemics or pandemics (including the general worsening of any of the foregoing), national or international emergencies in any country, or changes in economic or market conditions (including securities markets, credit markets, currency markets and other financial markets) in any country; (D) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions; (E) the announcement or pendency of this Agreement, including the identity of the Company or any of its Affiliates or any public or written communication by Company or any of its Affiliates (including the impact thereof on the relationship of Parent or any of Parent’s Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners); (F) changes in the trading price or trading volume of the Parent Common Stock or the failure of Parent to meet any internal or public projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, or any failure by Parent to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, or changes in the credit rating or the ratings outlook for Parent or any of its Subsidiaries (but not, in each case, the underlying cause of such changes or failures, except to the extent such underlying cause would otherwise be excepted from this definition); (G) any breach, violation or non-performance of any provision of this Agreement by the Company or any of its Affiliates; (H) any actions taken or omitted to be taken by Parent or any of its Subsidiaries at the written request of the Company or any of its Representatives or as expressly permitted by this Agreement; and (I) any claims or actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement or the Merger (including any stockholder litigation); except, with respect to clauses (A), (B), (C) or (D), to the extent that the effects of such fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing are disproportionately adverse to the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which Parent and its Subsidiaries operate, in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Parent Material Adverse Effect, or (y) which prevents the ability of Parent to consummate the Merger prior to the End Date.

(xl) “Parent Owned Intellectual Property” means all Intellectual Property that, in whole or in part, is owned by Parent or any of its Subsidiaries and that is material to Parent and its Subsidiaries, taken as a whole.

(xli) “Parent Registrations” means all Intellectual Property Registrations that are included in the Parent Owned Intellectual Property.

(xlii) “Parent Stock Plans” means Parent’s 2012 Omnibus Incentive Plan and the 2000 Equity Incentive Plan, as amended and restated, and any applicable award agreements governing awards granted under any of the foregoing, collectively.

(xliii) “Parent Trading Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the Nasdaq, for the consecutive period of five (5) trading days beginning on the seventh (7th) trading day immediately preceding the Effective Time and concluding at the close of trading on the third (3rd) trading day immediately preceding the Effective Time, as calculated by Bloomberg Financial LP under the function “VWAP.”

(xliv) “Patent Rights” means all patents, patent applications (including provisional patent applications), utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, reissues and reexaminations).

(xlv) “Permitted Lien” means (A) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions, which do not materially affect the value or use of the properties or the assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, or (E) Liens relating to intercompany borrowings among a person and its wholly owned subsidiaries.

(xlvi) “Proceeding” means legal, administrative, arbitral or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations or examinations.

(xlvii) “Prohibited Person” means (a) an entity that has been determined by a competent authority to be the subject of a prohibition on such conduct of any Law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (c) any individual or entity that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any individual or entity that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by an such individual or entity; or (e) any individual or entity that has been designated on any similar list or order published by a Governmental Entity in the United States.

(xlviii) “Proxy Statement/Prospectus” means the prospectus of Parent related to the registration of the shares of Parent Common Stock to be issued in the Merger, which shall include the proxy statement of the Company related to the Company Special Meeting.

(xlix) “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata).

(l) “Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders and other agents, advisors and representatives.

(li) “Required Financial Information” means, with respect to any Marketing Period, (i) the information relating to the Company and its Subsidiaries described in Section 5 of Exhibit C to the Commitment Letter as in effect as of the date hereof (with references therein to the “Closing Date” deemed for purposes of this definition of “Required Financial Information” to refer to the fourth Business Day of such Marketing Period) and (ii) all financial and related information relating to the Company and its Subsidiaries that is necessary to permit Parent and Merger Sub to prepare the information described in Section 6 of Exhibit C to the Commitment Letter as in effect as of the date hereof (with references therein to the “Closing Date” deemed for purposes of this definition of “Required Financial Information” to refer to the fourth Business Day of such Marketing Period). If the Company in good faith reasonably believes that it has provided the Required Financial Information in connection with the commencement of the Marketing Period, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Financial Information unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information and, within six Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Financial Information the Company has not delivered).

(lii) “SEC” means the Securities and Exchange Commission.

(liii) “SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

(liv) “Tax” means any federal, state, local or foreign tax, impost, levy, duty, fee or other assessment of any nature whatsoever (including any net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, real estate transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, escheat, severance, stamp, occupation, real or personal property and estimated tax, customs duty, or other tax), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Entity with respect thereto.

(lv) “Tax Return” means any return, report, information return, claim for refund, election, estimated tax filing or declaration or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any amendments thereof.

(lvi) “Top Customer” means a top ten (10) customer of either Parent and its Subsidiaries or the Company and its Subsidiaries, as applicable, taken as a whole, based on revenues during the twelve (12) months ended July 31, 2018.

(lvii) “Top Vendor” means a top ten (10) supplier of products or services to the Company and its Subsidiaries, taken as a whole, based on expenditures during the six (6) months ended January 31, 2018.

(lviii) “Willful Breach” means an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or would reasonably be expected to, cause a material breach of this Agreement.

Index of Defined Terms

Section
.pdf	8.3
Acceptable Confidentiality Agreement	8.16(b)(i)
Adjusted RSU Award	2.3(b)
Affiliates	8.16(a)
Agreement	Preamble
Anti-Corruption Laws	3.7(c)
Antitrust Laws	8.16(b)(ii)
Book-Entry Shares	2.1(a)(i)
Business Day	8.16(b)(iii)
Cancelled Shares	2.1(a)(ii)
Cash Consideration	2.1(a)(i)
Certificate	2.1(a)(i)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Closing Financial Information	8.16(b)(iv)
Code	8.16(b)(v)
Collective Bargaining Agreement	3.14
Commitment Letter	4.16
Company	Preamble
Company 401(k) Plan	5.5(c)
Company Acquisition Agreement	5.4(e)
Company Adverse Recommendation Change	5.4(e)
Company Approvals	3.3(d)
Company Articles	3.1(b)
Company Benefit Plan	8.16(b)(vi)
Company Board of Directors	Recitals
Company Bylaws	3.1(b)
Company Common Stock	Recitals
Company Credit Agreement	8.16(b)(vii)
Company Disclosure Schedule	Article III
Company Employees	5.5(a)
Company Equity Awards	2.3(c)
Company Equity Schedule	3.2(c)
Company Indemnified Parties	5.10(a)
Company Intervening Event	8.16(b)(viii)
Company Intervening Event Recommendation Change	5.4(f)
Company Leased Real Property	3.16
Company Material Adverse Effect	8.16(b)(ix)
Company Material Contracts	3.18(a)
Company Organizational Documents	3.1(b)
Company Owned Intellectual Property	8.16(b)(x)

Company Owned Real Property	3.16
Company Performance Stock Award	8.16(b)(xi)
Company Permits	3.7(b)
Company Preferred Stock	3.2(a)
Company Real Property Leases	3.16
Company Recommendation	Recitals
Company Registrations	8.16(b)(xii)
Company RSU Award	8.16(b)(xiii)
Company SEC Documents	3.4(a)
Company Shareholder Approval	3.3(b)
Company Special Meeting	5.7(c)
Company Stock Plans	8.16(b)(xiv)
Company Subsidiary Organizational Documents	3.1(b)
Company Superior Proposal	8.16(b)(xv)
Company Takeover Proposal	8.16(b)(xvi)
Company Takeover Transaction	7.3(a)
Company Transaction Litigation	5.14(a)
Confidentiality Agreement	5.3(c)
Contract	8.16(b)(xvii)
control	8.16(a)
Converted Shares	2.1(a)(ii)
Copyrights	8.16(b)(xviii)
Dissenting Shareholder Statute	2.1(b)
Dissenting Shares	2.1(b)
Effective Time	1.3
End Date	7.1(b)
Environmental Law	8.16(b)(xix)
Equity Award Exchange Ratio	8.16(b)(xx)
ERISA	8.16(b)(xxi)
ERISA Affiliate	8.16(b)(xxii)
Exchange Act	3.3(d)
Exchange Agent	2.2(a)
Exchange Fund	2.2(b)
Exchange Ratio	8.16(b)(xxiii)
Export Approvals	3.7(e)
Financing	8.16(b)(xxiv)
Financing Entities	8.16(b)(xxv)
Financing Parties	8.16(b)(xxvi)
Foreign Plan	3.9(i)
Fractional Share Cash Amount	2.1(d)
GAAP	3.4(b)
Government Contract	8.16(b)(xxvii)
Governmental Entity	8.16(b)(xxviii)
Hazardous Materials	8.16(b)(xxix)
HSR Act	3.3(d)
Indebtedness	8.16(b)(xxx)

Intellectual Property	8.16(b)(xxxi)
Intellectual Property Registrations	8.16(b)(xxxii)
IRS	3.9(a)
knowledge	8.16(a)
Law	3.7(a)
Laws	3.7(a)
Letter of Transmittal	2.2(c)
Liability	8.16(b)(xxxiii)
Lien	3.3(e)
Marketing Period	8.16(b)(xxxiv)
Merger	1.1
Merger Amounts	4.16
Merger Consideration	2.1(a)(i)
Merger Sub	Preamble
Multiemployer Plan	3.9(d)
Multiple Employer Plan	3.9(d)
Nasdaq	8.16(b)(xxxv)
NYSE	3.2(c)
OFAC	8.16(b)(xxxvi)
Order	8.16(b)(xxxvii)
Parent	Preamble
Parent 401(k) Plan	5.5(c)
Parent 5.3 Representatives	5.3(a)
Parent Approvals	4.3(c)
Parent Benefit Plan	8.16(b)(xxxviii)
Parent Board of Directors	Recitals
Parent By-laws	4.1(b)
Parent Certificate	4.1(b)
Parent Common Stock	4.2
Parent Disclosure Schedule	Article IV
Parent Material Adverse Effect	8.16(b)(xxxix)
Parent Organizational Documents	4.1(b)
Parent Owned Intellectual Property	8.16(b)(xl)
Parent Permits	4.7(b)
Parent Registrations	8.16(b)(xli)
Parent SEC Documents	4.4(a)
Parent Stock Awards	4.2
Parent Stock Plans	8.16(b)(xlii)
Parent Subsidiary Organizational Documents	4.1(b)
Parent Trading Price	8.16(b)(xliii)
Parent Transaction Litigation	5.14(b)
Parties	Preamble
Party	Preamble
Patent Rights	8.16(b)(xliv)
Payoff Amount	5.13(f)
Payoff Letter	5.13(f)

Permitted Lien	8.16(b)(xlv)
person	8.16(a)
Post-Closing Plans	5.5(b)
Premium Cap	5.10(c)
Proceeding	8.16(b)(xlvi)
Prohibited Person	8.16(b)(xlvii)
Proxy Statement/Prospectus	8.16(b)(xlviii)
Qualified Plan	3.9(c)
Release	8.16(b)(xlix)
Representatives	8.16(b)(l)
Required Financial Information	8.16(b)(li)
Sarbanes-Oxley Act	3.4(a)
SEC	8.16(b)(lii)
Second Request	5.6(c)
Securities Act	3.3(d)
SRO	8.16(b)(liii)
Stock Consideration	2.1(a)(i)
Subsidiaries	8.16(a)
Surviving Corporation	1.1
Tax	8.16(b)(liv)
Tax Return	8.16(b)(lv)
TBOC	Recitals
Termination Fee	7.3(c)
Texas Secretary	1.3
Top Customer	8.16(b)(lvi)
Top Vendor	8.16(b)(lviii)
Trademarks	8.16(b)(xxxi)(B)
Willful Breach	8.16(b)(lix)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

KMG CHEMICALS, INC.

By:	/s/ Christopher T. Fraser
	Name:	Christopher T. Fraser
	Title:	President and Chief Executive Officer

CABOT MICROELECTRONICS CORPORATION

By:	/s/ David H. Li
	Name:	David H. Li
	Title:	President and Chief Executive Officer

COBALT MERGER SUB CORPORATION

By:	/s/ David H. Li
	Name:	David H. Li
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]